                                     Filed Pursuant to Rule 424(b)(4)
                                     Registration No. 333-21611

PROSPECTUS
JUNE 12, 1997
                                5,250,000 SHARES

                                 [MAXIMUS LOGO]

                                  COMMON STOCK

     Of the 5,250,000 shares of Common Stock offered hereby, 3,550,000 are being sold by MAXIMUS, Inc. ("MAXIMUS" or the "Company") and 1,700,000 are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "MMS," subject to official notice of issuance.

                         ------------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                           PRICE          UNDERWRITING          PROCEEDS          PROCEEDS TO
                           TO THE         DISCOUNTS AND          TO THE           THE SELLING
                           PUBLIC        COMMISSIONS(1)        COMPANY(2)        SHAREHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.............      $16.00            $1.12              $14.88             $14.88
Total(3)..............   $84,000,000       $5,880,000         $52,824,000         $25,296,000
--------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses estimated at $870,000, which will be paid by the Company.
(3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 787,500 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Shareholders will be $96,600,000, $6,762,000, $54,721,200 and $35,116,800,
    respectively. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders pursuant to the Underwriters' over-allotment option, if exercised. See "Underwriting" and "Principal and Selling Shareholders."

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York, on or about June 18, 1997.

DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS
  SECURITIES  CORPORATION

 [Diagram: Organizational Chart depicting the Company's operating divisions.]

     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE SHORT COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this
Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised; (ii) has been adjusted to give effect to a 10-for-1 split of the shares of the Company's common stock, no par value per share (the "Common Stock"), in December 1995; and (iii) has been adjusted to give effect to an 11-for-1 split of the shares of the Common Stock in February 1997.

                                  THE COMPANY

     MAXIMUS, Inc. ("MAXIMUS" or the "Company") provides program management and consulting services to government health and human services agencies in the United States. The Company believes that it has been at the forefront of innovation in "Helping Government Serve the People(TM)" since its inception in 1975. The Company's services are designed to make government operations more efficient and cost effective while improving the quality of the services provided to program beneficiaries. The Company applies an entrepreneurial, private sector approach incorporating advanced technology in large scale projects in almost every state in the nation. The Company believes that its leading position in the emerging private sector health and human services industry is reflected by its continued success in being awarded competitively bid contracts by government health and human services agencies and a corresponding growth in its annual revenues from approximately $19 million in fiscal 1990 to over $100 million in fiscal 1996.

     Federal, state and local government agencies in the United States spend over $200 billion annually on the health and human services programs for which the Company markets its services, including welfare, child care, child support enforcement, food stamps, Social Security Disability Insurance, Supplemental Security Income and Medicaid. These entitlement programs cost an estimated $21.0 billion in annual administrative costs. Public pressure to reduce costs and increase the efficiency and effectiveness of government-provided services has led to intense scrutiny of government spending, including the costs of administering certain functions of health and human services programs. There has been a recent surge in initiatives and legislation to reform federal, state and local health and human services programs, the most significant of which is the Personal Responsibility and Work Opportunity Reconciliation Act of 1996 (the "Welfare Reform Act"), a comprehensive bipartisan welfare reform plan that legislated dramatic changes in the nation's welfare system. As a result of these initiatives, states have significantly more incentive to seek efficient and cost-effective ways to administer their welfare programs and reduce welfare caseloads. The Company believes that fundamental changes in the nation's entitlement programs will generate significant business opportunities for companies similar to MAXIMUS that are positioned to assist health and human services agencies in operating their programs more cost-effectively in the future.

     MAXIMUS conducts its operations through two groups, the Government Operations Group and the Consulting Group. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Group provides health and human services planning, information technology consulting, strategic program evaluation, program improvement, communications planning and revenue maximization services.

     The Company believes that it possesses several business strengths that provide a competitive advantage, including: (i) Single Market Focus resulting in a thorough understanding of the regulations and operations of government health and human services programs; (ii) Proven Track Record established by more than 21 years of providing successful government program management and consulting services; (iii) Wide Range of Services that meets the increasing demands of government clients for integrated vendor offerings; (iv) Proprietary Case Management Software Program, known as MAXSTAR, that reduces project implementation time and cost; and (v) Experienced Team of Professionals who thoroughly understand the marketing, assessment and delivery of services to government health and human services agencies.

--------------------------------------------------------------------------------

     The Company's goal is to become the nation's leading provider of program management and consulting services to government health and human services agencies. To achieve this goal, the Company intends to: (i) capitalize on trends toward outsourcing functions of government health and human services programs;
(ii) aggressively pursue new business opportunities; (iii) recruit experienced professionals possessing the skills, innovation and relationships necessary to provide high quality program management and consulting services; and (iv) pursue strategic acquisitions to provide fast, cost-effective increases in service capacity to maintain the Company's position as a market leader. There can be no assurance that the Company will be successful in implementing any or all of its strategies or in achieving its goal.

     MAXIMUS was incorporated in Virginia in September 1975. The Company's principal executive offices are located at 1356 Beverly Road, McLean, Virginia 22101. The Company's World Wide Web address is http://www.maxinc.com. The Company's Web site is not part of this Prospectus. The Company's telephone number is (703) 734-4200.

                                  RISK FACTORS

     Investment in the shares of Common Stock offered hereby involves certain risks that should be considered by prospective purchasers of the Common Stock. The principal risk factors associated with an investment in the shares of the Company's Common Stock include: (i) the Company's reliance on government clients; (ii) risks associated with government contracts; (iii) potential financial impacts of project costs and expenses and contract management challenges; and (iv) potential legislative change and political developments. These and other risk factors to be considered by prospective investors are described in greater detail elsewhere in this Prospectus. See "Risk Factors" beginning on page 6.

                                  THE OFFERING

Common Stock offered by the Company..............  3,550,000 shares
Common Stock offered by the Selling
  Shareholders...................................  1,700,000 shares
Common Stock to be outstanding after the
  offering.......................................  14,659,945 shares(1)
Use of proceeds..................................  Payment of undistributed S corporation earnings, general corporate purposes and
                                                   working capital, including: (i) expanding
                                                   existing operations such as opening new
                                                   offices, acquiring related businesses and
                                                   expanding the Company's international
                                                   operations; and (ii) investing in systems
                                                   infrastructure and new technologies. See
                                                   "Use of Proceeds."
New York Stock Exchange Symbol...................  MMS

------------------------------
(1) Excludes: (i) 1,000,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's 1997 Equity Incentive Plan, pursuant to which options to purchase 403,975 shares were outstanding as of the date of this Prospectus; (ii) 100,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's 1997 Director Stock Option Plan, none of which had been granted as of the date of this Prospectus; and (iii) 500,000 shares of Common Stock issuable under the Company's 1997 Employee Stock Purchase Plan, none of which had been issued as of the date of this Prospectus. See "Management -- 1997 Director Stock Option Plan" and " -- Stock Plans."

                             SUMMARY FINANCIAL DATA

                                                                                             SIX MONTHS ENDED
                                                    YEARS ENDED SEPTEMBER 30,                    MARCH 31,
                                         ------------------------------------------------   -------------------
                                          1992      1993      1994      1995       1996      1996        1997
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues:
    Government Operations Group(1).....  $23,749   $18,071   $11,779   $16,951   $ 20,681   $ 9,049     $23,580
    Consulting Group...................    9,400    12,522    15,138    20,698     25,902    12,485      13,589
    SSA Contract(2)....................       --        --     2,943    14,314     56,530    18,052      31,593
                                         -------   -------   -------   -------   --------   -------     -------
      Total revenues...................   33,149    30,593    29,860    51,963    103,113    39,586      68,762
  Gross profit.........................   14,554    15,205     8,144    15,892     24,684    10,597      15,905
  Income from operations...............    4,897     5,027     1,165     6,814     11,580     4,711       7,744
  Net income(3)........................    5,121     4,993     1,250     6,859     11,619     4,716       7,742
  Pro forma net income(4).....................................................      7,106                 4,735
  Pro forma net income per share(4)...........................................   $   0.58               $  0.39
  Shares used in computing pro forma net income per share(5)..................     12,182                12,103

                                                                             AS OF MARCH 31, 1997
                                                                    ---------------------------------------
                                                                    ACTUAL    PRO FORMA(6)   AS ADJUSTED(7)
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents and short-term investments............  $ 6,893     $  6,893        $ 46,954
  Working capital.................................................   29,804        8,335          60,289
  Total assets....................................................   47,119       47,119          78,573
  Redeemable common stock.........................................   21,076           --              --
  Total shareholders' equity......................................   11,915        6,938          58,892

------------------------------
(1) In fiscal years 1992 and 1993, the Company's Government Operations Group had revenues of $11.4 million and $10.4 million, respectively, related to a significant contract that expired in July 1993. No further revenues were received under this contract after its expiration.

(2) Represents revenues under a significant contract with the federal Social Security Administration, which terminated pursuant to legislative action and under which no revenues will be earned after March 31, 1997. See "Risk Factors -- Legislative Change and Political Developments," "-- Variability of Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) For all periods shown, the Company elected to be treated as an S corporation and, as a result, the income of the Company has been taxed for federal and most state purposes directly to the Company's shareholders rather than to the Company.

(4) Pro forma net income and pro forma net income per share reflect federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented. Pro forma net income does not reflect two significant charges that the Company will record in the quarter in which the offering is consummated: (i) a charge for income tax expense representing the cumulative deferred tax liability (estimated to be $5.6 million as of March 31, 1997) resulting from the termination of the Company's S corporation status; and (ii) a compensation charge, estimated at $5.7 million, related to the grant to employees on January 31, 1997 of options for an aggregate of 403,975 shares of Common Stock. The estimated compensation expense represents the difference between the initial public offering price of $16.00 per share and the option exercise price of $1.46 per share ($150,000 of which was recognized in the quarter ended March 31, 1997). The option exercise price is based on the book value of the Common Stock at September 30, 1996, and was established pursuant to pre-existing compensation arrangements with certain of the Company's key employees. See "Management -- Executive Compensation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Financial Statements.

(5) Assumes 12,182,000 and 12,103,000 shares were issued and outstanding during the year ended September 30, 1996 and the six months ended March 31, 1997, respectively. Such amounts consist of 11,418,000 and 11,339,000 weighted average shares outstanding for the respective periods, the shares issuable upon the exercise of options granted in January 1997, and the shares necessary to replace equity to be distributed as a result of the S Corporation Dividend. See "S Corporation Dividend," "Management -- Executive Compensation" and Note 3 of Notes to Financial Statements.

(6) Reflects the S Corporation Dividend to be paid to the shareholders, a reclassification of redeemable common stock to reflect elimination of the Company's obligation to purchase its Common Stock from shareholders and the net deferred tax liability that would have been recorded by the Company if its S corporation status was terminated at that date. See "S Corporation Dividend," "Capitalization" and Note 3 of Notes to Financial Statements.

(7) Adjusted to give effect to the sale by the Company of 3,550,000 shares of Common Stock offered by the Company and the application of the net proceeds therefrom to fund the estimated $5.0 million portion of the S Corporation Dividend that will not be funded by available cash. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of Common Stock offered hereby.

RELIANCE ON GOVERNMENT CLIENTS

     Substantially all of the Company's clients are federal, state or local government authorities. Effective marketing of the Company's services to government clients requires the ability to respond to government requests for proposals ("RFPs"). To succeed in the RFP process, the Company must estimate its cost structure for servicing the proposed contract, the time required to establish operations and the likely terms of the proposals submitted by competitors. The Company must assemble and submit a large volume of information on a rigid timetable set forth in the RFP. The Company's ability to successfully respond to the RFP process in the future will have an important impact on the Company's business, financial condition and results of operations. No assurance can be given that the Company will be awarded contracts through the RFP process.

RISKS ASSOCIATED WITH GOVERNMENT CONTRACTING

     Contracts awarded to the Company typically contain provisions that permit the government client to terminate the contract on short notice, with or without cause. The expiration of large contracts presents additional management challenges. Many contracts contain base periods of one or more years as well as one or more option periods that may cover more than half of the potential contract duration. Government agencies generally have the right not to exercise option periods and the failure to exercise such option periods could impact the profitability of certain of the Company's contracts. While the Company has experienced a limited number of early terminations since inception, the unexpected termination of one or more of the Company's more significant contracts could result in severe revenue shortfalls which, without corresponding reductions in expenses, could adversely affect the business, financial condition and results of operations of the Company. There can be no assurance that such government authorities will not terminate any or all of the Company's contracts to administer and manage health and human services programs.

     In order to establish and maintain relationships with members of government agencies, the Company occasionally engages marketing consultants, including lobbyists. In the event of a significant political change, such consultants may lose their ability to effectively assist the Company. In addition, the implementation of term limits on certain elected officials will require the Company to confront political change on a regular basis. If the Company fails to manage its relationships effectively with political consultants, its business, financial condition and results of operations could materially and adversely be affected. No assurance can be given that the Company will be successful in managing such relationships.

     To avoid experiencing higher than anticipated demands for federal funds, federal government officials on occasion advise state and local authorities not to engage private consultants to advise on maximizing federal revenues. There can be no assurance that state and local officials will not be influenced by federal government officials and, therefore, not engage the Company for such services. To the extent that state and local officials determine not to seek the Company's services, the business, financial condition and results of operations of the Company could be adversely affected.

     Government contracts generally are subject to audits and investigations by government agencies, including audits by the Defense Contract Audit Agency ("DCAA"). These audits and investigations involve a review of the government contractor's performance of its contracts as well as its pricing practices, cost structure and compliance with applicable laws, regulations and standards. A substantial portion of payments to the Company from U.S. Government agencies is subject to adjustment upon audit by the DCAA. Audits through 1993 have been completed with no material adjustments and the Company believes that adjustments resulting from audits of subsequent years will not have a material adverse effect on the Company's business, financial condition and results of operations. If any costs are improperly allocated to a contract, such costs are not reimbursable and, if already reimbursed, will be required to be refunded to the government. Furthermore, if improper or illegal activities are discovered in the course of any audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. If the Company becomes subject to penalties or sanctions, such penalties or sanctions could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS INVOLVED IN MANAGING GOVERNMENT PROJECTS

     Upon the receipt of a contract for the management of a health and human services program, the Company's Government Operations Group may incur significant start-up expenses prior to the receipt of any payments under such contract. Such expenses include the costs of leasing office space, purchasing necessary office equipment and hiring sufficient personnel. As a result, for large contracts, the Company may be required to make significant investments prior to the receipt of related contract payments.

     Approximately 23% (51% after excluding a significant contract with the Social Security Administration) of the Company's total revenues for the year ended September 30, 1996 resulted from fixed price contracts pursuant to which the Company received its fee for meeting specified objectives or upon the achievement of specified units of work, such as the placement of welfare recipients into jobs, the collection of child support payments or the completion of managed care enrollment transfers. The Company's ability to earn a profit on these contracts is dependent upon accurate estimates of the costs involved as well as the probability of meeting the specified objectives or realizing the expected units of work within a certain period of time. In addition, the Company recognizes revenues on fixed price contracts based on costs incurred. The Company periodically reviews such contracts and adjusts revenues to reflect current expectations. Such adjustments will affect the timing and amount of revenue recognized and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's failure to accurately estimate the factors on which contract pricing is based could result in the Company reporting a decrease in revenues or incurring losses on such contracts and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's inability or failure to satisfy its contractual obligations in a manner consistent with the terms of any contract could have a material adverse effect on the Company's financial condition because the Company is often required to indemnify clients for its failure to meet performance standards. Certain of the Company's contracts have liquidated damages provisions and financial penalties related to performance failures. In addition, in order for the Company's Government Operations Group to bid for certain contracts, the Company has been and will continue to be required to secure its indemnification obligations by obtaining a performance bond from an insurer, posting a cash performance bond or obtaining a letter of credit from a suitable financial institution. In the event that a government entity makes a claim against such performance bond or letter of credit, the premiums demanded by the insurers for such bonds could increase, thereby limiting the Company's ability to bid for contracts in the future. In addition, the Company's failure to meet a client's expectations in the performance of its contractual obligations could have a material adverse effect on the Company's reputation, thereby adversely affecting its business, financial condition and results of operations.

     When contracts between the Company's Government Operations Group and a state or local government expire or otherwise terminate, unless the Company can successfully enter into a new contract using the services of employees formerly engaged in servicing the terminated contract or otherwise re-assign such employees, the Company will need to terminate the employment of such employees. The termination of large Government Operations Group contracts and the subsequent re-assignment or termination of employees places significant demands on the Company's management and its administrative resources. If the Company is unable to manage these challenges, the Company's business could materially and adversely be affected.

LEGISLATIVE CHANGE AND POLITICAL DEVELOPMENTS

     The market for the Company's services is largely dependent on federal and state legislative programs, any of which may be modified or terminated by acts of the legislative or executive branches of federal and state government. There can be no assurance that such legislative change will not occur or that the Company will be able to anticipate and respond in a timely manner to any such legislative change. The Company's failure to manage effectively its business in light of anticipated or unanticipated legislative change could have a material adverse effect on the Company's business, operating results and financial condition.

     The Welfare Reform Act is expected to be a catalyst for sweeping changes in the administration and management of the welfare system in the United States. As part of its growth strategy, the Company plans to aggressively pursue the opportunities created by this legislation by seeking new contracts to administer and manage welfare programs of state and local government agencies. However, opponents of welfare reform continue to criticize the advances made by the current administration and continued progress in the welfare reform area is uncertain. The repeal of the Welfare Reform Act, in whole or in part, could have a material adverse effect on the future business, financial condition and results of operations of the Company. There can be no assurance that additional reforms will be proposed or enacted, or that previously enacted reforms will not be challenged, repealed or otherwise invalidated.

     The adverse impact that legislative changes can have on the Company was recently evidenced by the termination of a significant contract with the federal Social Security Administration. This contract related to the referral and treatment monitoring of social security or supplemental income beneficiaries with drug or alcohol-related disabilities (the "SSA Contract"). In its fiscal year ended September 30, 1996, the Company earned revenues of $56.5 million from the SSA Contract, representing approximately 55% of the Company's total revenues for such fiscal year. In October 1996, the President signed into law an amendment to the Social Security Act of 1935, effective January 1, 1997, that eliminated social security and supplemental income benefits based solely on drug and alcohol disabilities. As a result of this amendment, the SSA Contract was terminated and no revenues will be earned thereunder after March 31, 1997.

     In addition, under current law the privatization of certain functions of government programs, such as determining eligibility for Food Stamps and Medicaid, requires the consent and/or waiver of the executive branch acting through the applicable administering government agency. In May 1997, in response to a request by the State of Texas for a waiver to allow private corporations to decide the eligibility of applicants for Food Stamps and Medicaid benefits, the Department of Health and Human Services determined not to grant a waiver to the existing requirement in these programs that only public employees may make such decisions. The Company did not bid for any contracts for these Texas projects, and the determination will not affect any of the Company's existing contracts. However, there can be no assurance that the Department of Health and Human Services or other health and human services agencies will not in the future narrow or eliminate certain future markets for health and human services contracts in which the Company intends to compete.

OPPOSITION FROM GOVERNMENT UNIONS

     The Company's success depends in part on its ability to obtain contracts to profitably administer and manage health and human services programs that traditionally have been administered and managed by government employees. Many of these government employees are members of labor unions which have considerable financial resources and established lobbying networks that are effective in applying political pressure to legislators and other government officials who seek to contract with private companies to administer and manage government programs. Successful efforts to oppose private management of government programs by these unions may slow welfare reform and ultimately result in fewer opportunities for the Company to provide services to government agencies, thereby adversely affecting the business, financial condition and results of operations of the Company. A recent example of the influence of government unions is the role played by union lobbyists in promoting a May 1997 determination by the Department of Health and Human Services, in response to a waiver request by the State of Texas, that only public employees may make decisions on eligibility of applicants for Food Stamps and Medicaid benefits. See "--Legislative Change and Political Developments." There can be no assurance that these unions will not succeed in whole or in part in their efforts to oppose the outsourcing of government programs.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, including the progress of contracts, levels of revenues earned on contracts (including any adjustments in expectations on revenue recognition on fixed price contracts), the commencement, completion or termination of contracts during any particular quarter, the schedules of government agencies for awarding contracts, the term of each contract that the Company has been awarded and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a pattern in its results of operations in which it incurs greater operating expenses during the start-up and early stages of significant contracts. In addition, the Company's SSA Contract contributed $31.6 million, $56.5 million, $14.3 million and $2.9 million to the Company's revenues in the six months ended March 31, 1997 and fiscal years 1996, 1995 and 1994, respectively. The termination of the SSA Contract will significantly reduce the Company's revenue base as compared to previous quarters. No assurance can be given that the Company will be able to generate additional revenues in future periods in amounts sufficient to replace the revenues received under the SSA Contract and as a result, the Company may experience materially lower revenues as compared to prior periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

     During the quarter in which this offering is completed, the Company will recognize two significant charges against income. The completion of this offering will result in the termination of the Company's S corporation status. As a result, the Company will record a one-time income statement charge to operations estimated at $5.6 million based on the deferred tax liabilities as of March 31, 1997. In connection with this offering, on January 31, 1997, certain key employees of the Company surrendered rights to purchase shares of Common Stock of the Company in exchange for options to purchase shares of Common Stock at an exercise price of $1.46 per share. The Company will recognize a non-cash compensation charge against income equal to the difference between the initial public offering price and the option exercise price for all outstanding options. Compensation expense totalling $150,000 has been recognized through March 31, 1997 and, upon completion of this offering at the initial public offering price of $16.00 per share, the Company will incur an additional charge against income of $5.7 million. The option exercise price is based on the book value of the Common Stock at September 30, 1996 and was established pursuant to pre-existing compensation arrangements with these employees. As a result of these charges, the Company will report a significant net loss in the period in which this offering is completed, which is anticipated to be the quarter ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Executive Compensation."

RELIANCE ON KEY EXECUTIVES

     The success of the Company is highly dependent upon the efforts, abilities, business generation and project execution capabilities of certain of its executive officers and senior managers. While the Company has executive employment agreements with each of David V. Mastran, President and Chief Executive Officer of the Company, Raymond B. Ruddy, Chairman of the Board of Directors and President of the Consulting Group, Russell A. Beliveau, President of the Government Operations Group, Ilene R. Baylinson, President of the Disability Services Division, Susan D. Pepin, President of the Systems Planning and Integration Division and Lynn P. Davenport, President of the Human Services Division, such agreements are terminable under certain conditions. Other than these six agreements with executive officers, the Company does not have employment agreements with any other senior employees. The loss of the services of any of these key executives could have a material adverse effect upon the Company's business, financial condition and results of operations, including its ability to secure and complete engagements. The Company maintains key-man life insurance policies on David V. Mastran and Raymond B. Ruddy in the amounts of $10,700,000 and $7,250,000, respectively, with proceeds payable to the Company. Because the levels of insurance were established to fund stock redemption obligations of the Company that will terminate upon the closing of this offering, the Company anticipates that it will substantially reduce these policies subsequent to this offering. See "Management."

ATTRACTION AND RETENTION OF EMPLOYEES

     The Company's business involves the delivery of professional services and is labor-intensive. When the Company's Government Operations Group is awarded a contract by a government agency, the Company is often under a tight timetable to hire project leaders and case management personnel to meet the needs of the new project. In addition, the resulting large increases in the number of the Company's employees create demand for increased administrative personnel at the Company's headquarters. The Company's success in both the Government Operations Group and the Consulting Group depends in large part upon its ability to attract, develop, motivate and retain experienced and innovative executive officers, senior managers who have successfully managed or designed health and human services programs in the public sector and information technology professionals who have designed or implemented complex information technology projects. Such innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to continue to attract and retain desirable executive officers and senior managers in the future. The inability to hire sufficient personnel on a timely basis or the loss of a significant number of executive officers and senior managers could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to obtain and successfully complete service contracts. See "Business -- Human Resources."

CHALLENGES RESULTING FROM GROWTH

     The Company's continued growth has placed significant demands on the Company's management as well as its administrative, operational and financial resources. The Company's ability to manage its growth will require the Company to continue to implement new and to improve existing operational, financial and management information systems and to continue to expand, motivate and manage its workforce. In addition, the Company's growth will depend in large part on its ability to manage large-scale health and human services programs while continuing to ensure quality service and reasonable profits. If the Company is unable to manage effectively any of these factors, the quality of the Company's services, its financial condition and results of operations could be materially and adversely affected. No assurance can be given that the Company will continue to experience growth or that the Company will be successful in managing its growth, if any.

COMPETITORS; EFFECTS OF COMPETITION

     The market for certain program management and consulting services to state and local health and human services agencies is becoming more competitive and is subject to rapid change while the market for certain other services is not yet competitive. The Company's Government Operations Group competes for program management contracts with local non-profit organizations such as the United Way and Goodwill Industries, government services divisions of large organizations such as Andersen Consulting, Lockheed Martin Corp. and Electronic Data Systems, Inc., managed care enrollment companies such as Foundation Health Corporation and specialized service providers such as America Works, Inc., Policy Studies Incorporated and GC Services, Inc. The Company's Consulting Group competes with the consulting divisions of the "Big 6" accounting firms as well as Electronic Data Systems, Inc. Many of these companies are national and international in scope and have greater financial, technical, marketing and personnel resources than the Company. The significant financial resources of certain competitors could lead to severe price cutting in an effort to secure market share, which could adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will compete successfully against its existing competitors or against new competitors, if any. See "Business -- Competition."

     In addition to competition from existing competitors, the Company may experience future competition from its former employees. Although the Company has entered into non-competition agreements with certain senior level employees, there can be no assurance that such contracts will be enforceable or that departing employees not subject to non-competition agreements will not seek to exploit their personal relationships with government officials by competing against the Company. Any such competition by former employees could have a material adverse effect on the Company.

ADVERSE PUBLICITY

     The Company has received and expects to continue to receive media attention as a result of its contracts with state and local government authorities. In particular, the management of health and human services programs by the Company's Government Operations Group and the establishment of revenue maximization programs by the Company's Consulting Group have been the subject of highly controversial media coverage. Negative coverage of the types of program management services provided by the Company could influence government officials and slow the pace of welfare reform, thereby reducing the Company's growth prospects. In addition to media attention arising out of the types of services provided by the Company, the Company is also vulnerable to media attention as a result of the activities of political consultants engaged by the Company, even when such activities are unrelated to the Company. Such an event occurred in connection with a marketing representative hired by the Company to assist in responding to an RFP promulgated by the State of West Virginia. After learning that the marketing representative was also a state employee, the Company voluntarily withdrew from the bidding. Certain media coverage relating to this incident was inaccurate and incorrectly suggested wrongdoing by the Company. The Company has become aware that certain of its competitors have sought to exploit such suggestions in connection with other competitive-bidding situations. There can be no assurance that the Company will not receive adverse media attention as the result of activities of individuals not under the Company's control. In addition, there can be no assurance that media attention focused on the Company will be accurate or that the Company will be able to anticipate and respond in a timely manner to all media contacts. Inaccurate or misleading media coverage or the Company's failures to manage such coverage could have a material adverse effect on the Company's reputation, thereby adversely affecting its business, financial condition and results of operations.

RISKS RELATED TO POSSIBLE ACQUISITIONS

     A part of the Company's growth strategy is to expand its operations through the acquisition of additional businesses. The Company has no prior history of making acquisitions and there can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without incurring substantial expenses, delays or other operational or financial problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Client dissatisfaction or performance problems at a single acquired firm could have a material adverse effect on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Growth Strategy."

UNCERTAINTIES RELATED TO INTERNATIONAL OPERATIONS

     While the Company's current international operations are paid in U.S. dollars by the World Bank and the U.S. Agency for International Development, as the Company expands its operations into developing countries it may become subject to a number of risks. International revenues are subject to a number of risks including currency exchange rate fluctuations, collection of receivables and enforcement of contract terms through a foreign country's legal system. Foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income or impose tariffs. There can be no assurance that any of these factors will not have a material adverse effect on the business, financial condition and results of operations of the Company. See
"Business -- Services -- Consulting Group."

LITIGATION

     On March 12, 1997, Network Six, Inc. ("Network Six") served MAXIMUS with a First Amended Third-Party Complaint filed in the State of Hawaii Circuit Court of the First Circuit. In this complaint, Network Six named the Company and other parties as third party defendants in an action by the State of Hawaii against Network Six. In 1991, the Company's Consulting Group was engaged by the State of Hawaii to provide assistance in planning for and monitoring the development and implementation by Hawaii of a statewide automated child support system. In 1993, Hawaii contracted with Network Six to provide systems development and implementation services for this project. In 1996, the state terminated the Network Six contract for cause and filed an action against Network Six. Network Six counterclaimed against Hawaii that the state breached its obligations under the contract with Network Six. In the Third Party Complaint, Network Six alleges that the Company is liable to Network Six on grounds that: (i) Network Six was an intended third party beneficiary under the contract between the Company and Hawaii; (ii) the Company engaged in bad faith conduct and tortiously interfered with the contract and relationship between Network Six and Hawaii; (iii) the Company negligently breached duties to Network Six; and (iv) the Company aided and abetted Hawaii in Hawaii's breach of contract. Network Six's complaint seeks damages, including punitive damages, from the third party defendants in an amount to be proven at trial. The Company believes that Network Six was not an intended third party beneficiary under its contract with Hawaii and that Network Six's claims are without factual or legal merit. The Company does not believe this action will have a material adverse effect on its business and intends to vigorously defend this action. However, given the early stage of this litigation, no assurance may be given that the Company will be successful in its defense. A decision by the court in Network Six's favor or any other conclusion of this litigation in a manner adverse to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

CONTROL BY PRINCIPAL SHAREHOLDERS

     After completion of this offering, the Company's executive officers will own beneficially 64.5% of the Company's outstanding shares of Common Stock. Certain executive officers who will hold approximately 63.1% of the outstanding shares of Common Stock after giving effect to this offering have agreed with the Company not to dispose of such shares for a period of four years following the closing of this offering subject to certain exceptions. In addition, each of Dr. Mastran and Mr. Ruddy, who will hold together approximately 58.8% of the outstanding shares of Common Stock of the Company after giving effect to this offering, has agreed to vote his shares in favor of the election of the other to the Board of Directors, as long as each of such shareholders owns or controls 20% of the outstanding Common Stock. Mr. Ruddy has also agreed to vote his shares of Common Stock in a manner consistent with instructions received from Dr. Mastran during the four year period commencing on the closing of this offering. As a result, these officers will continue to be able to control the outcome of matters requiring a shareholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal and Selling Shareholders" and "Management -- Agreements with Executives."

BENEFITS OF OFFERING TO SELLING SHAREHOLDERS

     The Selling Shareholders will receive substantial proceeds and certain other benefits from their participation in this offering. This offering will establish a public market for the Common Stock and provide significantly increased liquidity to the Selling Shareholders for the shares of Common Stock they will own after this offering. After deducting underwriting discounts and commissions, the aggregate proceeds (before deduction of estimated income taxes) as a result of the offering by the Selling Shareholders will be approximately $25.3 million (excluding the S Corporation Dividend). Upon completion of this offering, the Selling Shareholders will own an aggregate of 64.7% of the outstanding Common Stock. See "Use of Proceeds," "Dilution" and "Principal and Selling Shareholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock was determined by negotiations among management of the Company and the representatives of the Underwriters (the "Representatives"). See "Underwriting" for factors considered in determining the initial public offering price per share. Although the Common Stock has been approved for listing on the New York Stock Exchange, there can be no assurance that an active trading market will develop or be sustained after this offering. The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, the failure to be awarded a significant contract on which it has bid, the termination by a government client of a material contract, announcements of new services by competitors, political and legislative developments adverse to the privatization of government services, changes in earnings estimates by securities analysts, changes in accounting principles, sales of Common Stock by existing holders, negative publicity, loss of key personnel and other factors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has often had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Any such litigation initiated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $11.98 in the pro forma net tangible book value per share of Common Stock. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

DIVIDEND POLICY; ABSENCE OF DIVIDENDS

     Other than the S Corporation Dividend (see "S Corporation Dividend") and past dividends to cover S corporation taxes payable by shareholders, the Company has rarely paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain all earnings for the development of its business. See "Dividend Policy."

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Amended and Restated Articles of Incorporation (the "Restated Articles") and Amended and Restated By-Laws (the "Restated By-Laws"), both to be effected immediately upon the close of this offering, and Virginia law include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that shareholders might consider to be in their best interests. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms, the existence of which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest or otherwise. See "Management -- Board of Directors." The ability of the shareholders of the Company to take any action, or to consent to the taking of any action, in each case in writing without a meeting, is specifically denied. See "Description of Capital Stock -- Anti-Takeover Provisions of the Articles of Incorporation and By-Laws." In addition, Virginia law contains provisions that impose certain limitations and special voting requirements on affiliated transactions and deny voting rights, unless granted by shareholder vote, with respect to shares acquired in control share acquisitions. See "Description of Capital Stock -- Anti-Takeover Provisions of Virginia Law."

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after completion of this offering, the Company will have 14,659,945 shares of Common Stock outstanding, of which the 5,250,000 shares sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act ("Rule 144") at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 403,975 shares of Common Stock are issuable upon the exercise of outstanding stock options (none of which are currently exercisable and all of which will become exercisable on the closing of this offering), which shares may be registered by the Company under the Securities Act and become freely tradable without restriction. The Company and its current shareholders (holding in the aggregate 9,813,920 shares of Common Stock upon the closing of this offering, including the 403,975 shares of Common Stock issuable upon exercise of outstanding stock options that become exercisable upon the closing of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Certain executive officers of the Company, holding an aggregate of 9,414,545 shares of Common Stock (including 266,750 shares of Common Stock issuable upon the exercise of outstanding stock options that become exercisable upon the closing of this offering), will have entered into Executive Employment, Non-Compete, Confidentiality and Stock Restriction Agreements pursuant to which each such executive will have agreed with the Company subject to certain exceptions not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of four years from the closing of this offering. See "Management -- Agreements with Executives." Because these agreements will be between the Company and each executive officer and may be waived by the Company at any time, investors should not rely on these agreements. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,550,000 shares of Common Stock offered by the Company, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $51,954,000. The Company expects to use a portion of the net proceeds from this offering for the partial payment of undistributed S corporation earnings not funded by available cash, estimated at $5.0 million and the balance of the net proceeds for general corporate purposes, including working capital. While the Company has no specific plans for the balance of the net proceeds, it anticipates that these funds will be used for: (i) expanding existing operations, which may include opening new offices, acquiring related businesses and expanding the Company's international operations; and (ii) investing in systems infrastructure and new technologies. The Company has no present commitments, agreements or understandings and is not presently conducting negotiations with respect to any acquisitions. The Company's management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. The principal purposes of this offering are to obtain additional working capital, create a public market for the Common Stock, provide liquidity to the Company's shareholders and facilitate future access by the Company to public equity markets. See "Risk Factors -- Significant Unallocated Net Proceeds," "S Corporation Dividend" and
"Business -- Growth Strategy."

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                             S CORPORATION DIVIDEND

     Since 1987, the Company has been a corporation subject to taxation under subchapter S of the Internal Revenue Code of 1986, as amended. As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this offering and the Company will make a final distribution to its existing shareholders of undistributed S Corporation earnings, as explained below.

     The Company has declared an S corporation dividend to its existing shareholders in an aggregate amount representing all undistributed earnings of the Company taxed or taxable to its shareholders through the closing of this offering payable upon such closing (the "S Corporation Dividend"). The S Corporation Dividend is estimated to be approximately $20.5 million, of which it is estimated that $15.5 million will be funded from available cash and $5.0 million will be funded with a portion of the proceeds from this offering. Purchasers of Common Stock in this offering will not receive any portion of the S Corporation Dividend.

     Following termination of its S corporation status, the Company will be subject to income taxation as a C corporation. The termination of the Company's S corporation status will result in the Company recording a liability for deferred income taxes on its balance sheet and a one-time income statement charge of the same amount. Based on differences between income for tax and financial reporting through March 31, 1997, the one-time income statement charge is estimated to be $5.6 million. The deferred tax liability will be recorded in accordance with Statement of Financial Accounting Standards No. 109. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Financial Statements.

                                DIVIDEND POLICY

     Following the declaration and payment of the S Corporation Dividend, the Company anticipates that it will retain all of its earnings for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be paid at the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1997: (i) the actual total capitalization of the Company; (ii) the pro forma total capitalization of the Company after giving effect to the S Corporation Dividend (see "S Corporation Dividend"), the recognition of a net deferred tax liability upon termination of the Company's S corporation status estimated to be $5.6 million, and reclassification of redeemable Common Stock to shareholders' equity as a result of elimination of the Company's obligation to purchase its Common Stock from shareholders; and (iii) the pro forma total capitalization as adjusted for the sale of shares of Common Stock by the Company and the application of the estimated net proceeds therefrom to fund the estimated $5.0 million portion of the S Corporation Dividend that will not be funded by available cash. See "Use of Proceeds." The following table should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                     AS OF MARCH 31, 1997
                                                           ----------------------------------------
                                                           ACTUAL      PRO FORMA      AS ADJUSTED
                                                                        (IN THOUSANDS)
Cash and cash equivalents and short term investments.....  $ 6,893      $ 6,893         $ 46,954
                                                           =======      =======         ========

Redeemable common stock..................................  $21,076      $ --            $ --

Shareholders' equity:

  Common stock, no par value; 30,000,000 shares
     authorized; 11,109,945 shares issued and
     outstanding, actual and pro forma; 14,659,945 shares
     issued and outstanding as adjusted..................    --          12,638           64,592

  Retained earnings (deficit)............................   11,915       (5,700)          (5,700)
                                                           -------      -------         --------
     Total shareholders' equity..........................   11,915        6,938           58,892
                                                           -------      -------         --------
       Total capitalization..............................  $32,991      $ 6,938         $ 58,892
                                                           =======      =======         ========

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997 was $6,938,000 or $0.62 per share. Pro forma net tangible book value per share represents the total tangible assets of the Company, less total liabilities, divided by the aggregate number of shares of Common Stock outstanding, after giving effect to: (i) the S Corporation Dividend (see "S Corporation Dividend");
(ii) the recording of deferred income taxes upon termination of the Company's S corporation status; and (iii) the reclassification of redeemable common stock to shareholders' equity, as a result of elimination of the Company's obligation to purchase its Common Stock from shareholders. After giving effect to the sale by the Company of 3,550,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1997 would have been $58,892,000 or $4.02 per share. This represents an immediate increase in the pro forma net tangible book value of $3.40 per share to existing shareholders and an immediate dilution of $11.98 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

    Initial public offering price........................................           $16.00

      Pro forma net tangible book value per share as of March 31, 1997...  $  0.62

      Increase per share attributable to new investors...................     3.40
                                                                           -------
    Pro forma net tangible book value per share after this offering......             4.02
                                                                                    ------
    Dilution in pro forma net tangible book value per share to new
      investors..........................................................           $11.98
                                                                                    ======

     The following table sets forth, as of March 31, 1997, the differences between existing shareholders and new investors in this offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share:

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          --------------------     ---------------------     AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT       PER SHARE

Existing shareholders(1)................  11,109,945     75.8%     $ 1,425,420      2.4%        $  0.13

New investors(1)........................   3,550,000     24.2       56,800,000     97.6           16.00
                                          ----------    -----      -----------    -----

          Total.........................  14,659,945    100.0%     $58,225,420    100.0%
                                          ==========    =====      ===========    =====

------------------------------
(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders of the Company to 9,409,945 or 64.2% of the total number of shares outstanding after this offering (8,749,945 shares or 59.2% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 5,250,000 shares or 35.8% of the total number of shares of Common Stock outstanding after this offering (6,037,500 shares or 40.8% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below as of September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996 are derived from the Company's Financial Statements and related Notes thereto which have been audited by Ernst & Young LLP, independent auditors. The selected financial data presented below as of September 30, 1992, 1993 and 1994, and for each of the years ended September 30, 1992 and 1993 are derived from the Company's financial statements, not included in this Prospectus, which have been audited by the Company's predecessor accountants. The selected financial data as of March 31, 1997 and for the six-month periods ended March 31, 1996 and 1997 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the results of the interim periods. The results of operations for the period ended March 31, 1997 are not necessarily indicative of the results to be expected for any other interim period or for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                        SIX MONTHS ENDED
                                                         YEARS ENDED SEPTEMBER 30,                          MARCH 31,
                                          --------------------------------------------------------     -------------------
                                           1992        1993        1994        1995         1996        1996        1997
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues:
    Government Operations Group(1)......  $23,749     $18,071     $11,779     $16,951     $ 20,681     $ 9,049     $23,580
    Consulting Group....................    9,400      12,522      15,138      20,698       25,902      12,485      13,589
    SSA Contract(2).....................       --          --       2,943      14,314       56,530      18,052      31,593
                                          -------     -------     -------     -------     --------     -------     -------
         Total revenues.................   33,149      30,593      29,860      51,963      103,113      39,586      68,762
  Cost of revenues......................   18,595      15,388      21,716      36,071       78,429      28,989      52,857
                                          -------     -------     -------     -------     --------     -------     -------
  Gross profit..........................   14,554      15,205       8,144      15,892       24,684      10,597      15,905
  Selling, general and administrative
    expenses............................    9,657      10,178       6,979       9,078       13,104       5,886       8,161
                                          -------     -------     -------     -------     --------     -------     -------
  Income from operations................    4,897       5,027       1,165       6,814       11,580       4,711       7,744
  Interest and other income.............      376          80          80         169          264          99         148
                                          -------     -------     -------     -------     --------     -------     -------
  Income before income taxes............    5,273       5,107       1,245       6,983       11,844       4,810       7,892
  Provision (benefit) for income
    taxes...............................      152         114          (5)        124          225          94         150
                                          -------     -------     -------     -------     --------     -------     -------
  Net income(3).........................  $ 5,121     $ 4,993     $ 1,250     $ 6,859     $ 11,619     $ 4,716     $ 7,742
                                          =======     =======     =======     =======     ========     =======     =======
PRO FORMA STATEMENT OF INCOME DATA:(4)
  Historical income before income taxes..............................................     $ 11,844                 $ 7,892
  Pro forma income tax expense.......................................................        4,738                   3,157
                                                                                          --------                 -------
  Pro forma net income...............................................................     $  7,106                 $ 4,735
                                                                                          ========                 =======
  Pro forma net income per share.....................................................     $   0.58                 $  0.39
                                                                                          ========                 =======
  Shares used in computing pro forma net
    income per share(5)..............................................................       12,182                  12,103

                                                             AS OF SEPTEMBER 30,                        AS OF MARCH 31,
                                             ---------------------------------------------------    -----------------------
                                              1992       1993       1994       1995       1996       1997          1997
                                                                                                    ACTUAL     PRO FORMA(6)
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents and short-term
    investments............................  $ 1,849    $ 1,093    $   326    $ 2,502    $ 3,333    $ 6,893      $  6,893
  Working capital..........................    6,158      6,818      6,855     13,184     22,700     29,804         8,335
  Total assets.............................   17,091     12,745     15,049     22,670     35,493     47,119        47,119
  Redeemable common stock..................    6,759      6,971      6,889     10,578     16,757     21,076            --
  Total shareholders' equity...............    1,907      2,484      2,921      5,706      9,197     11,915         6,938

------------------------------
(1) In fiscal years 1992 and 1993, the Company's Government Operations Group had revenues of $11.4 million and $10.4 million, respectively, related to a significant contract that expired in July 1993. No further revenues were received under this contract after its expiration.

(2) Represents revenues under a significant contract with the federal Social Security Administration, which terminated pursuant to legislative action and under which no revenues will be earned after March 31, 1997. See "Risk Factors -- Legislative Change and Political Developments," "-- Variability of Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) For all periods shown, the Company elected to be treated as an S corporation and, as a result, the income of the Company has been taxed for federal and most state purposes directly to the Company's shareholders rather than to the Company.

(4) Pro forma net income and pro forma net income per share reflect federal and state income taxes (assuming a 40% combined effective tax rate) as if the Company had been taxed as a C corporation for the periods presented. Pro forma net income does not reflect two significant charges that the Company will record in the quarter in which the offering is consummated: (i) a charge for income tax expense representing the cumulative deferred tax liability (estimated to be $5.6 million as of March 31, 1997) resulting from the termination of the Company's S corporation status; and (ii) a compensation charge, estimated at $5.7 million, related to the grant to employees on January 31, 1997 of options for an aggregate of 403,975 shares of Common Stock. The estimated compensation expense represents the difference between the initial public offering price of $16.00 per share and the option exercise price of $1.46 per share ($150,000 of which was recognized in the quarter ended March 31, 1997). The option exercise price is based on the book value of the Common Stock at September 30, 1996, and was established pursuant to pre-existing compensation arrangements with certain of the Company's key employees. See "Management -- Executive Compensation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Financial Statements.

(5) Assumes 12,182,000 and 12,103,000 shares were issued and outstanding during the year ended September 30, 1996 and the six months ended March 31, 1997, respectively. Such amounts consist of 11,418,000 and 11,339,000 weighted average shares outstanding for the respective periods, the shares issuable upon the exercise of options granted in January 1997, and the shares necessary to replace equity to be distributed as a result of the S Corporation Dividend. See "S Corporation Dividend," "Management -- Executive Compensation" and Note 3 of Notes to Financial Statements.

(6) Reflects the S Corporation Dividend to be paid to the shareholders, a reclassification of redeemable common stock to reflect elimination of the Company's obligation to purchase its Common Stock from shareholders and the net deferred tax liability that would have been recorded by the Company if its S corporation status was terminated at that date. See "S Corporation Dividend," "Capitalization" and Note 3 of Notes to Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     MAXIMUS provides program management and consulting services to government health and human services agencies in the United States. Founded in 1975, the Company has been profitable every year since inception. The Company conducts its operations through two groups, the Government Operations Group and the Consulting Group. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Group provides health and human services planning, information technology consulting, strategic program evaluation, program improvement, communications planning and revenue maximization services.

     The Company's revenues are generated from contracts with various payment arrangements, including: (i) costs incurred plus a fixed fee ("cost-plus"); (ii) fixed price; (iii) performance-based criteria; and (iv) time and materials reimbursement (utilized primarily by the Consulting Group). For the fiscal year ended September 30, 1996, revenues from these contract types were approximately 62%, 23%, 11% and 4%, respectively, of total revenues. Traditionally, federal government contracts have been cost-plus and a majority of the contracts with state and local government agencies have been fixed price and performance-based. Fixed price and performance-based contracts generally offer higher margins but typically involve more risk than cost-plus or time and materials reimbursement contracts because the Company is subject to potential cost overruns or inaccurate revenue estimates. As discussed further below, the SSA Contract was terminated in December 1996 as a result of legislative action. Excluding the SSA Contract, fiscal 1996 revenues from the above contract types were approximately 15%, 51%, 25% and 9%, respectively, of total revenues.

     In October 1996, President Clinton signed into law an amendment to the Social Security Act of 1935, effective January 1, 1997, that eliminated Social Security Income and Supplemental Security Disability Insurance benefits based solely on drug and alcohol disabilities. As a result of this legislative act, the Social Security Administration terminated the SSA Contract effective at the end of February 1997. All services to be provided to the Social Security Administration were completed in the quarter ended March 31, 1997. The SSA Contract contributed $31.6 million, $56.5 million, $14.3 million and $2.9 million to the Company's revenues in the six months ended March 31, 1997 and fiscal years 1996, 1995 and 1994, respectively. The termination of the SSA Contract will significantly reduce the Company's revenue base as compared to prior periods. No assurance can be given that the Company will be able to generate additional revenues in future periods in amounts sufficient to replace the revenues received under the SSA Contract and, as a result, the Company may experience materially lower revenues as compared to prior periods. The Company has experienced a limited number of other early terminations since inception. See "Risk Factors -- Variability of Quarterly Operating Results."

     The Government Operations Group's contracts generally contain base periods of one or more years as well as one or more option periods that may cover more than half of the potential contract duration. As of September 30, 1996, the Company's average Government Operations contract duration was 3 1/2 years. The Company's Consulting Group is typically engaged for periods in excess of 24 months. Indicative of the long-term nature of the Company's engagements, approximately 84% of the Company's fiscal 1996 revenues were in backlog as of September 30, 1995.

     The Company's most significant expense is cost of revenues, which consists primarily of project related employee salaries and benefits, subcontractors, computer equipment and travel expenses. The Company's ability to accurately predict personnel requirements, salaries and other costs as well as to effectively manage a project or achieve certain levels of performance can have a significant impact on the service costs related to the Company's fixed price and performance-based contracts. Service cost variability has little impact on cost-plus arrangements because allowable costs are reimbursed by the client. The profitability of the Consulting Group's contracts is largely dependent upon the utilization rates of its consultants.

     Selling, general and administrative expenses consist of management, marketing and administration costs including salaries, benefits, travel, recruiting, continuing education and training, facilities costs, printing, reproduction, communications and equipment depreciation. Selling, general and administrative expenses as a percentage of revenues have decreased in recent years as these costs have been absorbed by a larger revenue base.

     From October 1, 1987 to the date of this offering, the Company elected to be treated as an S corporation for federal income tax purposes. For all periods prior to October 1, 1996, the Company's income was taxed directly to its shareholders on the cash basis and for the period from October 1, 1996 through the date of this offering, the Company plans to have its income taxed directly to its shareholders on the accrual basis. Upon completion of this offering, the Company's S corporation status will terminate and the Company will be subject to income tax on the accrual basis as a C corporation.

     During the quarter in which this offering is completed, the Company will recognize two significant charges against income. The completion of this offering will result in the termination of the Company's S corporation status. As a result the Company will record a one-time income statement charge to operations estimated at $5.6 million based on the deferred tax liabilities as of March 31, 1997. In connection with this offering, on January 31, 1997, certain key employees of the Company surrendered rights to purchase shares of Common Stock of the Company in exchange for options to purchase shares of Common Stock at an exercise price of $1.46 per share. The Company will recognize a non-cash compensation charge against income equal to the difference between the initial public offering price and the option exercise price for all outstanding options. Compensation expense totalling $150,000 has been recognized through March 31, 1997, and upon completion of this offering at the initial public offering price of $16.00 per share, the Company will incur an additional charge against income of $5.7 million. The option exercise price is based on the book value of the Common Stock at September 30, 1996, and was established pursuant to pre-existing compensation arrangements with these employees. As a result of these charges, the Company will report a significant net loss in the period in which this offering is completed, which is anticipated to be the quarter ended June 30, 1997. See "Management -- Executive Compensation."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of income data as a percentage of revenues:

                                                                                SIX MONTHS
                                             YEARS ENDED SEPTEMBER 30,        ENDED MARCH 31,
                                             -------------------------       -----------------
                                             1994      1995      1996        1996        1997
    Revenues:
      Government Operations Group...........  39.4%     32.6%     20.1%       22.9%       34.3%
      Consulting Group......................  50.7      39.8      25.1        31.5        19.8
      SSA Contract..........................   9.9      27.6      54.8        45.6        45.9
                                             -----     -----     -----       -----       -----
         Total revenues..................... 100.0     100.0     100.0       100.0       100.0
    Gross profit:
      Government Operations Group...........   5.2      22.7      20.3        23.3        21.9
      Consulting Group......................  46.9      48.0      46.9        45.9        46.8
      SSA Contract..........................  14.8      14.8      14.7        15.3        13.9
         Gross profit as percentage of total
           revenues.........................  27.3      30.6      23.9        26.8        23.1
    Selling, general and administrative
      expenses..............................  23.4      17.5      12.7        14.9        11.8
                                             -----     -----     -----       -----       -----
    Income from operations..................   3.9      13.1      11.2        11.9        11.3
    Interest and other income...............   0.3       0.3       0.3         0.2         0.2
                                             -----     -----     -----       -----       -----
    Income before income taxes..............   4.2      13.4      11.5        12.1        11.5
    Provision for income taxes..............   0.0       0.2       0.2         0.2         0.2
                                             -----     -----     -----       -----       -----
    Net income..............................   4.2%     13.2%     11.3%       11.9%       11.3%
                                             =====     =====     =====       =====       =====

SIX MONTHS ENDED MARCH 31, 1997 COMPARED TO SIX MONTHS ENDED MARCH 31, 1996

     Revenues. Total contract revenues increased 73.7% to $68.8 million for the six months ended March 31, 1997 as compared to $39.6 million for the same period in 1996. Government Operations Group revenues increased 103.6% to $55.2 million for the six months ended March 31, 1997 from $27.1 million for the same period in 1996 due to an increase in the number of projects and an increase in revenues from the SSA Contract. For the six months ended March 31, 1997, revenues from the SSA Contract were $31.6 million as compared to $18.1 million for the same period in 1996. Excluding the SSA Contract, Government Operations Group revenues increased 160.6% to $23.6 million in the six months ended March 31, 1997 from $9.0 million for the same period in 1996. Consulting Group revenues increased 8.8% to $13.6 million for the six months ended March 31, 1997 from $12.5 million for the same period in 1996 due to an increase in the number of contracts.

     Gross Profit. Total gross profit increased 50.1% to $15.9 million for the six months ended March 31, 1997 as compared to $10.6 million for the same period in 1996. Government Operations Group gross profit increased 96.4% to $9.6 million for the six months ended March 31, 1997 from $4.9 million for the six months ended March 31, 1996. As a percentage of revenues, Government Operations Group gross profit decreased to 17.3% in the six months ended March 31, 1997 from 17.9% in the same period in 1996, primarily due to the increased revenue contribution of the SSA Contract, which had a lower gross profit margin, and the pass-through of approximately $2.1 million of project start-up costs which generated no gross margin. Consulting Group gross profit increased 10.8% to $6.4 million for the six months ended March 31, 1997 from $5.7 million for the same period in 1996 due to higher revenues. As a percentage of revenues, Consulting Group gross profit increased to 46.7% for the six months ended March 31, 1997 from 45.9% for the same period in 1996 primarily due to a reduction in revenue from a cost-type contract which has a lower gross profit margin.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 38.7% to $8.2 million for the six months ended March 31, 1997 as compared to $5.9 million for the same period in 1996. The increase was due to increased professional and administrative staff, training costs, and professional fees in the six months ended March 31, 1997. As a percentage of revenues, selling, general and administrative expenses decreased to 11.9% for the six months ended March 31, 1997 from 14.9% for the same period in 1996 as the Company was able to support its revenue growth without a proportionate increase in associated costs.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

     Revenues. Total revenues increased 98.4% to $103.1 million in fiscal 1996 from $52.0 million in fiscal 1995. Government Operations Group revenues increased 147.0% to $77.2 million in fiscal 1996 from $31.3 million in fiscal 1995. This growth was due to an increase in the number of projects and an increase in revenues from the SSA Contract, which contributed $56.5 million to fiscal 1996 revenues as compared to $14.3 million to fiscal 1995 revenues. Excluding the SSA Contract, Government Operations Group revenues increased 22.0% to $20.7 million in fiscal 1996 from $17.0 million in fiscal 1995. Consulting Group revenues increased 25.1% to $25.9 million in fiscal 1996 from $20.7 million in fiscal 1995 primarily due to an increase in revenues from revenue maximization contracts. The Consulting Group's nine revenue maximization contracts in fiscal 1996 contributed $5.1 million to fiscal 1996 revenues as compared to two revenue maximization contracts which contributed $2.2 million to fiscal 1995 revenues.

     Gross Profit. Total gross profit increased 55.3% to $24.7 million in fiscal 1996 from $15.9 million in fiscal 1995. Government Operations Group gross profit increased 110.6% to $12.5 million in fiscal 1996 from $6.0 million in fiscal 1995. As a percentage of revenues, Government Operations Group gross profit decreased to 16.2% in fiscal 1996 as compared to 19.0% in fiscal 1995, primarily due to the increased revenue contribution of the SSA Contract, which had a lower gross margin. Excluding the SSA Contract, as a percentage of revenues, Government Operations Group gross profit decreased to 20.3% for fiscal 1996 from 22.7% for fiscal 1995. Consulting Group gross profit increased 22.2% to $12.1 million in fiscal 1996 from $9.9 million in fiscal 1995 as a result of higher revenues. As a percentage of revenues, Consulting Group gross profit decreased to 46.9% in fiscal 1996 from 48.0% in fiscal 1995, which represents normal variability of gross profit from year to year.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 44.3% to $13.1 million in fiscal 1996 from $9.1 million in fiscal 1995. This increase in costs was due to increases in both professional and administrative personnel necessary to support the Company's growth. The total number of employees increased to 754 at September 30, 1996 from 439 at September 30, 1995. Additionally, marketing and proposal preparation expenditures increased as the Company pursued further revenue growth. As a percentage of revenues, selling, general and administrative expenses decreased to 12.7% in fiscal 1996 from 17.5% in fiscal 1995 due to the Company's ability to support its growth without a proportionate increase in associated costs.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEAR ENDED SEPTEMBER 30, 1994

     Revenues. Total revenues increased 74.0% to $52.0 million in fiscal 1995 from $29.9 million in fiscal 1994. Government Operations Group revenues increased 112.4% to $31.3 million in fiscal 1995 from $14.7 million in fiscal 1994 due to an increase in the number of projects and an increase in revenue from the SSA Contract, which commenced in February 1994. The SSA Contract contributed $14.3 million to fiscal 1995 revenues as compared to $2.9 million to fiscal 1994 revenues. Excluding the SSA Contract, Government Operations Group revenues increased 43.9% to $17.0 million in fiscal 1995 from $11.8 million in fiscal 1994. Consulting Group revenues increased 36.7% to $20.7 million in fiscal 1995 from $15.1 million in fiscal 1994 due to an increase in the number of contracts and revenues resulting from revenue maximization contracts, which the Company commenced performing in fiscal 1994. Revenues attributable to revenue maximization contracts grew to $2.2 million in fiscal 1995 from $0.3 million in fiscal 1994.

     Gross Profit. Total gross profit increased 95.1% to $15.9 million in fiscal 1995 from $8.1 million in fiscal 1994. Government Operations Group gross profit increased 468.5% to $6.0 million in fiscal 1995 from $1.0 million in fiscal 1994. As a percentage of revenues, Government Operations Group gross profit increased to 19.0% in fiscal 1995 from 7.1% in fiscal 1994. This increase in gross margin resulted primarily from nonrecurring losses on two of its contracts in fiscal 1994, whereas the Company realized above normal profit on one of its contracts in fiscal 1995. Consulting Group gross profit increased 40.0% to $9.9 million in fiscal 1995 from $7.1 million in fiscal 1994 due to higher revenues. As a percentage of revenues, Consulting Group gross profit increased to 48.0% in fiscal 1995 from 46.9% in fiscal 1994 which represents normal variability of gross profit from period to period.

     Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 30.1% to $9.1 million in fiscal 1995 from $7.0 million in fiscal 1994. This increase in costs was due to increased professional and administrative personnel necessary to support the growth of the Company. The number of Consulting Group professionals increased 46% during the year ended September 30, 1995 and administrative personnel increased 30% over the same period. As a percent of revenues, selling, general and administrative expenses decreased to 17.5% for fiscal 1995 from 23.4% for fiscal 1994 due to the ability of the Company to support its growth without a proportionate increase in associated costs.

QUARTERLY RESULTS

     Set forth below are selected income statement data for the ten quarters ended March 31, 1997. This information is derived from unaudited quarterly financial statements which include, in the opinion of management, all adjustments necessary for a fair presentation of the information for such periods. This information should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Prospectus. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                                   QUARTERS ENDED
                    -------------------------------------------------------------------------------------------------------------
                    DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                      1994       1995       1995       1995        1995       1996       1996       1996        1996       1997
                                                                   (IN THOUSANDS)
Revenues:
  Government
    Operations
    Group.......... $ 4,303    $ 4,715    $ 3,964     $ 3,969    $ 4,102    $ 4,947    $ 4,896     $ 6,736    $ 8,029    $15,551
  Consulting
    Group..........   4,742      5,030      5,446       5,480      5,152      7,333      5,832       7,585      6,704      6,885
  SSA Contract.....   2,290      2,724      3,787       5,513      7,446     10,606     17,170      21,308     22,511      9,082
                    -------    -------    -------     -------    -------    -------    -------     -------    -------    -------
    Total
      revenues.....  11,335     12,469     13,197      14,962     16,700     22,886     27,898      35,629     37,244     31,518
Cost of revenues...   8,124      8,385      9,064      10,498     12,027     16,962     21,577      27,863     29,534     23,323
                    -------    -------    -------     -------    -------    -------    -------     -------    -------    -------
Gross profit.......   3,211      4,084      4,133       4,464      4,673      5,924      6,321       7,766      7,710      8,195
Selling, general
  and
  administrative
  expenses.........   1,809      2,215      2,447       2,607      2,742      3,144      3,343       3,875      4,039      4,122
                    -------    -------    -------     -------    -------    -------    -------     -------    -------    -------
Income from
  operations.......   1,402      1,869      1,686       1,857      1,931      2,780      2,978       3,891      3,671      4,073
Interest and other
  income...........      47         40         31          51         53         46         63         102         84         64
                    -------    -------    -------     -------    -------    -------    -------     -------    -------    -------
Income before
  income taxes.....   1,449      1,909      1,717       1,908      1,984      2,826      3,041       3,993      3,755      4,137
Provision for
  income taxes.....      26         34         30          34         39         55         60          71         57         93
                    -------    -------    -------     -------    -------    -------    -------     -------    -------    -------
Net income......... $ 1,423    $ 1,875    $ 1,687     $ 1,874    $ 1,945    $ 2,771    $ 2,981     $ 3,922    $ 3,698    $ 4,044
                    =======    =======    =======     =======    =======    =======    =======     =======    =======    =======

     The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the progress of contracts, revenues earned on contracts, the commencement and completion of contracts during any particular quarter, the schedule of the government agencies for awarding contracts, the term of each contract that the Company has been awarded and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a pattern in its results of operations pursuant to which it incurs greater operating expenses during the start-up and early stages of significant contracts. In addition, the termination of the SSA Contract and the absence of revenues thereunder after March 31, 1997, will significantly reduce the Company's revenue base as compared to previous quarters. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's operating results and financial condition. See "Risk Factors -- Variability of Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity has been cash flows from operations. The Company's cash flows from operations were $4.2 million, $3.1 million, $2.9 million and $0.3 million for the six months ended March 31, 1997 and for the years ended September 30, 1996, 1995, and 1994, respectively. Because the Company elected to be treated as an S corporation for tax purposes, the Company's net cash provided by operations reflects only certain state taxes. The timing of receipt of contract payments can vary and, combined with the requirement to provide start-up funding for new projects, cash flows fluctuate from period to period.

     Of the $1.3 million of cash flow used for investing activities for the year ended September 30, 1996, $1.0 million was used to purchase short-term municipal bonds, which can be readily converted to cash if needed. The Company has no material commitments for capital expenditures and, as a services company, does not anticipate making any significant capital expenditures over the next two years.

     Cash flows from financing activities consisted solely of stock sales to employees, purchases from departing employees and S corporation distributions, which were made to fund the payment of income taxes by the shareholders. The Company does not anticipate the future payment of dividends, other than the S Corporation Dividend.

     The Company has a $10.0 million revolving credit facility (the "Credit Facility") with a bank, which may be used for borrowing and the issuance of letters of credit. Outstanding letters of credit totalled $0.7 million at March 31, 1997. The Credit Facility bears interest at a rate equal to LIBOR (approximately 5.7% at June 11, 1997) plus 2.0%. The Credit Facility contains certain restrictive covenants and financial ratio requirements, including a minimum net worth requirement of $10.5 million. The Company has not used the Credit Facility to finance its working capital needs and, at March 31, 1997, the Company had $9.3 million available under the Credit Facility.

     The Company believes the net proceeds from the sale of Common Stock offered hereby, together with funds generated by operations, will provide adequate cash to fund its anticipated cash needs over the next 12 months, which may include start-up costs associated with new contract awards, obtaining additional office space, establishing new offices, expansion of international operations, investment in upgraded systems infrastructure or acquisitions of other businesses, technologies, product rights or distribution rights. In addition, the Company's stronger financial condition should facilitate its ability to compete for certain larger contracts from which it is currently restricted.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard for its fiscal year ending September 30, 1997. This standard establishes the fair-value-based method (the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted; or
(ii) adopt the FAS 123 Method. The Company anticipates providing the required disclosures in the Notes to Financial Statements.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary pro forma earnings per share for the year ended September 30, 1996 and the six months ended March 31, 1997 of $.02 and $.01 per share, respectively.

                                    BUSINESS

OVERVIEW

     MAXIMUS provides program management and consulting services to government health and human services agencies in the United States. The Company believes that it has been at the forefront of innovation in "Helping Government Serve the People(TM)" since its inception in 1975. The Company's services are designed to make government operations more efficient and cost effective while improving the quality of the services provided to program beneficiaries. The Company applies an entrepreneurial, private sector approach incorporating advanced technology in large scale projects in almost every state in the nation. The Company believes that its leading position in the emerging private sector health and human services industry is reflected by its continued success in being awarded competitively bid contracts by government health and human services agencies and a corresponding growth in annual revenues from approximately $19 million in fiscal 1990 to over $100 million in fiscal 1996.

     MAXIMUS conducts its operations through two groups, the Government Operations Group and the Consulting Group. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Group provides health and human services planning, information technology consulting, strategic program evaluation, program improvement, communications planning and revenue maximization services.

MARKET OPPORTUNITY

     The Company believes that providing program management and consulting services to government agencies in the health and human services sector represents a significant market opportunity for the Company. Federal, state and local government agencies in the United States spend over $200 billion annually on the health and human services programs for which the Company markets its services, including welfare, child care, child support enforcement, food stamps, Social Security Disability Insurance, Supplemental Security Income and Medicaid. These programs cost an estimated $21.0 billion in annual administrative costs. The following chart sets forth currently available data from U.S. government publications for programs served by the Company:

                                                ESTIMATED NUMBER                ESTIMATED ANNUAL
                    PROGRAM                  OF BENEFICIARIES SERVED       ADMINISTRATIVE EXPENDITURES
    Social Security Disability Insurance...         5.9 million                   $ 1.1 billion
    Supplemental Security Income...........         6.5 million                     2.0 billion
    Food Stamps............................        28.0 million                     3.7 billion
    Medicaid...............................        35.1 million                     7.7 billion
    Temporary Assistance to Needy
      Families.............................        13.6 million                     3.5 billion
    Child Support Enforcement..............         9.9 million                     3.0 billion

     There has been a recent surge in legislation and initiatives to reform federal, state and local welfare and health and human services systems. The most significant of these legislative reforms is the Welfare Reform Act, which restructures the benefits available to welfare recipients, eliminates unconditional welfare entitlement and, most importantly, restructures the funding mechanisms that exist between federal and state governments. Under the Welfare Reform Act, states will receive block grant funding from the federal government and will no longer be able to seek reimbursement in the form of matching federal government funds for expenditures in excess of block grants. Accordingly, states will bear the financial risk for the operation of their welfare programs. A number of state governments are taking action to respond to the changes created by welfare reform. For example, the State of Wisconsin recently awarded a performance-based contract to the Company to manage the welfare-to-work program in a section of Milwaukee.

     The Company believes that political pressures, combined with the financial constraints imposed by the Welfare Reform Act, will accelerate the rate at which state and local health and human services agencies seek new solutions to reduce costs and improve the effectiveness of entitlement programs. The Company believes that government agencies are increasingly turning to companies similar to MAXIMUS to administer programs more effectively. Government outsourcing ranges from the engagement of sophisticated private consulting firms working with government to improve the delivery of human services to the complete outsourcing of certain functions of government health and human services programs. The Company believes that many government agencies have concluded that private companies, similar to MAXIMUS, offer cost savings and increased efficiency due to their ability to: (i) accept contracts where compensation is based on performance; (ii) attract and compensate experienced, high level management personnel; (iii) rapidly procure and utilize advanced technology; (iv) vary the number of personnel on a project to match fluctuating work loads; (v) increase productivity by providing employees with financial incentives and performance awards and more readily terminating non-productive employees; (vi) provide employees with ongoing training and career development assistance; and (vii) maintain a professional work environment that is more conducive to employee productivity.

STRENGTHS AND DIFFERENTIATIONS

     MAXIMUS believes that it has been a pioneer in offering state and local government agencies a private sector alternative to the internal administration of government health and human services programs and has been innovative in developing new businesses and market opportunities for the Company's services. The Company believes that the following business strengths and differentiating characteristics position it to capitalize on the significant market opportunities presented by the environment of changing health and human services program regulation and evolving technologies.

     Single Market Focus. The Company believes that it is the largest company dedicated exclusively to providing program management and consulting services to government health and human services agencies. The Company has accumulated a detailed knowledge base and understanding of the regulation and operation of health and human services programs that allows it to apply proven methodologies, skills and solutions to new projects in a cost-effective and timely fashion. The Company believes that its exclusive focus, size and broad range of health and human services program expertise differentiate it from both small firms and non-profit organizations with limited resources and skill sets as well as from large consulting firms that serve multiple industries but lack the focus necessary to understand the complex nature of serving government agencies.

     Proven Track Record. Since 1975, MAXIMUS has successfully applied its entrepreneurial private sector approach to assisting government health and human services agencies. Over the last five years, MAXIMUS has successfully completed approximately 100 program management and consulting services projects for state and local health and human services agencies serving millions of beneficiaries in nearly every state. The Company believes that the successful execution of these projects has earned MAXIMUS a reputation for providing efficient and cost-effective services to government agencies while improving the quality of services provided to program beneficiaries. This reputation has contributed significantly to its ability to compete successfully for new contracts.

     Wide Range of Services. Many of the Company's clients require their vendors to provide a broad array of service offerings, something many of the Company's competitors cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. The Company's expertise in a wide range of services enable it to better pursue such opportunities and to offer itself as a single-source provider of program management, consulting and information technology services to government agencies.

     Proprietary Case Management Software Program. MAXIMUS has developed a proprietary automated case management software program called the MAXSTAR Human Services Application Builder. MAXSTAR is a software platform that allows the Company to reduce project implementation time and cost. Because government agencies are required to manage vast amounts of data and large numbers of cases without access to advanced technology and experienced professionals, the Company believes that MAXSTAR, together with the Company's information technology professionals, is a key element of its success.

     Experienced Team of Professionals. MAXIMUS has assembled an experienced management team of former government executives, state agency officials, information technology specialists and other professionals with backgrounds in the public health and human services industry. The Company's employees understand the problems and challenges faced in the marketing, assessment and delivery of government agency services. Furthermore, since state and local government administrators are subject to changing legislative and political mandates, MAXIMUS has developed strong relationships with experienced political consultants who inform and advise the Company with respect to strategic marketing and legislative initiatives.

GROWTH STRATEGY

     The Company's goal is to be the leading provider of program management and consulting services to government health and human services programs. The Company's strategy to achieve this goal includes the following:

     Capitalize on Trends Toward Outsourcing Government Functions. The Company believes that it is well-positioned to benefit from the expected increase in demand for new program management and consulting services that will arise in an environment characterized by changing regulation and evolving technology. The Company believes that fiscal pressures will compel state governments to rationalize program operations and upgrade existing technology to operate more cost-efficient and productive programs. To achieve these efficiencies, MAXIMUS believes that many government agencies will turn to outside experts for help.

     Aggressively Pursue New Business Opportunities. The Company believes that throughout its 21-year history, it has been a leader in developing innovative solutions to meet the evolving needs of state and local health and human services agencies. The Company plans to expand its revenue base by: (i) marketing new and innovative program management solutions to the Company's extensive client base; (ii) expanding the Company's client base by marketing the Company's experience and established methodologies and systems; (iii) investing in early identification of government bid opportunities; and (iv) submitting competitive bids that leverage the Company's proven solutions for past projects.

     Recruit Highly Skilled Professionals. The Company continually strives to recruit top government management and information technology professionals with the experience, skills and innovation necessary to design and implement solutions to complex problems presented by resource-constrained government agencies. The Company also seeks to attract middle-level consultants with a proven track record in the health and human services field and a network of political contacts to leverage the Company's existing management infrastructure, client relationships and areas of expertise.

     Pursue Strategic Acquisitions. Given the highly fragmented structure of the government services and consulting marketplace, MAXIMUS believes that numerous acquisition opportunities exist. Acquisitions can provide the Company with a rapid, cost-effective method to grow its number of consultants, broaden its client base, establish or expand its presence in a geographic region or obtain additional skill sets.

     There can be no assurance that the Company will be successful in implementing any or all of its growth strategies or in achieving its goal, all of which are subject to various risks, including legislative change, requirements for significant up-front financial investment, continued ability to attract and retain qualified employees and risks related to acquisitions. See "Risk Factors."

SERVICES

     The Company's services are designed to make government operations more efficient and cost effective while improving the quality of the services government agencies provide to program beneficiaries. The Company organizes its operations into two groups: (i) the Government Operations Group, specializing in the management of government health and human services operations; and (ii) the Consulting Group, providing health and human services planning, information technology consulting, strategic program evaluation, program improvement and revenue maximization services.

     GOVERNMENT OPERATIONS GROUP

     The Company's Government Operations Group is comprised of four divisions specializing in the administration and management of government health and human services programs.

     Welfare Reform Division. The Company manages welfare-to-work programs by providing a wide range of services, including eligibility determination, emergency assistance, job referral and placement, transition services such as child care and transportation, community work training services, job readiness preparation, case management services and selected educational and training services. The Company's typical welfare-to-work contract involves the engagement of the Company for a period of three to five years. The Company has served approximately 212,000 welfare recipients at 28 locations in six states. In 1996, for example, Fairfax County, Virginia awarded the Company a one year, $2 million contract to place welfare recipients into unsubsidized employment. To date, the Company has achieved a placement rate in excess of 90% on this contract. In addition, in 1997, the State of Connecticut awarded MAXIMUS a two-year, $11.6 million contract to manage its statewide childcare program.

     Child Support Enforcement Division. The Company provides a full range of child support enforcement ("CSE") services, including: (i) outreach to and interview of parents of children entitled to child support; (ii) establishing paternity and obtaining, enforcing, reviewing and modifying child support orders; and (iii) payment processing. The Company operates statewide client service units, updates case arrearage and demographic data for new CSE automated systems and provides training to CSE workers. The Company believes that it has one of the largest CSE staffs in the private sector with over 350 professionals. The Company has been performing these services since 1976, which the Company believes is longer than any other private sector firm in the United States. The Company is currently engaged in the management of CSE programs in 13 locations in seven states providing full child support services for approximately 150,000 cases and specialized services for an additional 95,000 cases. For example, the Company currently is providing services under a five-year, $12 million, full-service CSE program management contract in Nashville, Tennessee.

     Disability Services Division. The Company provides a host of disability-related services geared toward case management, client assessment, treatment and vocational rehabilitation referral, client monitoring and innovative return-to-work strategies. MAXIMUS became the first company to operate a national case management and monitoring program for disability beneficiaries in 1995 when it won a contract with the Social Security Administration to provide referral and monitoring services to beneficiaries with drug or alcohol disabilities. The SSA Contract was the largest ever awarded by the SSA with potential revenues of $350 million. Under the SSA Contract, the Company has successfully referred approximately 100,000 disabled beneficiaries into treatment as a first step to re-entering the work force. The Company believes the skills and tools it employed in the SSA Contract will be invaluable in pursuing other large scale program management contracts. One example is the 1996 five-year, $4.6 million contract awarded to the Company by the State of New Jersey to develop and implement a program to identify and locate family members responsible for paying the institutional care costs of their disabled relatives.

     Managed Care Enrollment Services Division. MAXIMUS has obtained significant experience in managing certain aspects of Medicaid programs through projects in 20 states. In these projects, MAXIMUS provides recipient outreach, education and enrollment services; an automated information system customized for the state; data collection and reporting; outreach to community-based organizations and advocacy groups; design and development of program materials; collection of enrollment premiums for uninsured participants; encounter data reporting to health plans; and care coordination for Early and Periodic Screening, Diagnosis and Treatment services. MAXIMUS currently operates the California Options Project, a three-year managed care enrollment contract awarded to the Company in 1996. This project is one of the largest Medicaid managed care enrollment programs in the country with over two million program beneficiaries.

     CONSULTING GROUP

     The Company's Consulting Group is organized into four operational divisions: the Human Services Division, the Information Technology Division, the Systems Planning and Integration Division and the International Division.

     Human Services Division. The Company provides consulting and technical support to the federal government as well as to state and local government agencies in the financing, delivery and management of a range of human services programs in the areas of revenue maximization, program evaluations and program improvement. Revenue maximization involves seeking to increase federal financial participation in state health and human services programs. The Company collects a contingency fee based on the amount of additional federal revenues recovered. Since it began offering revenue maximization services, the Company has succeeded in obtaining approximately $150 million in additional federal revenues and is currently engaged in projects that the Company estimates will yield more than $150 million in additional federal revenues. The Company is also frequently engaged to conduct evaluations and provide improvement recommendations for government programs. Program evaluation consulting contracts are frequently long-term, multi-year research projects involving the collection of extensive data using automated data merges as well as surveys and case record reviews. Since 1994, the Company has completed 50 revenue maximization, program evaluation and program improvement projects in over 25 states and localities and has recorded approximately $16 million in revenues from these types of projects. Since 1993, the State of Wisconsin has awarded to the Company a series of program evaluation engagements for the Department of Health and Social Services valued at $6 million.

     Information Technology Division. The Company provides computer system management services to state and local government agencies administering health and human services and criminal justice programs. MAXIMUS provides assistance in designing and/or implementing emerging technologies involving Internet/Intranet, imaging, telephony, automated kiosks and touch screen technology. The Company provides assistance in assessing and evaluating the extent of Year 2000 problems and in strategic planning to resolve compliance issues. The Company believes that welfare reform legislation will increase the need for new and re-engineered systems applications, thus increasing the demand for the Company's services. This division also supports the technical electronic data processing needs of the Company's other divisions. Since 1991, the Company has provided information technology systems and design services for 41 projects in 17 states. For example, the Company is currently engaged in a six month, $900,000 contract to provide Year 2000 planning to the Office of Policy and Management of the State of Connecticut.

     Systems Planning and Integration Division. The Company provides a range of systems consulting support services to state and local government health and human services agencies and criminal justice systems. This division focuses on integrating different systems and provides objective, third party strategic planning, procurement and project management support. Since 1990, the State of Michigan has awarded to the Company various contracts valued at more than $7 million in the aggregate to monitor and assess Family Assistance Management Information Systems, CSE systems and Medicaid Management Information Systems.

     International Division. The Company provides healthcare consulting and systems services to assist foreign government agencies and healthcare organizations responsible for the delivery of treatment services to large populations. The Company automates and restructures clinical information systems for large outpatient providers, hospital information systems, managed care information systems, beneficiary management systems and treatment network management systems for managing large networks of health treatment facilities. In addition, MAXIMUS consults with foreign government agencies in developing healthcare policy reforms, treatment quality improvements and productivity enhancements. The Company's healthcare systems software, developed in ORACLE7(R), is a platform-independent and multi-language software package. The Company has developed an Arabic language version of this software for use in the Middle East. Currently, the division is engaged in a major automation project for the United States Agency for International Development in Egypt. The objective of the five-year, $22 million contract is to install a national healthcare system database in 18 hospitals and 200 clinics throughout Egypt, allowing the Egyptian Health Insurance Organization to better manage its facilities. In Argentina, the Company recently signed a three-year, $5 million contract pursuant to which it will provide organizational and management services to the health plan of an employee union with almost 500,000 members.

BACKLOG

     The Company's backlog represents an estimate of the remaining future revenues from existing signed contracts and revenues from contracts which have been awarded but not yet signed. Using the best available information, the Company estimates backlog on a quarterly basis with respect to all executed contracts. The backlog estimate includes revenues expected under the current terms of executed contracts, revenues from contracts in which the scope and duration of the services required are not definite but estimable and does not assume any contract renewals or extensions.

     Changes in the backlog calculation from quarter to quarter result from: (i) additional revenues from the execution of new contracts or extension or renewal of existing contracts; (ii) reduction in revenues from fulfilling contracts during the most recent quarter; (iii) reduction in revenues from the early termination of contracts; and (iv) adjustments to estimates of previously included contracts.

     At March 31, 1997 and March 31, 1996, the Company's backlog for services pursuant to its contracts with federal, state and local health and human services agencies was approximately $194.5 million and $114.2 million, respectively. At March 31, 1997 and March 31, 1996, the Company's backlog, excluding the SSA Contract, was approximately $194.5 million and $44.8 million, respectively. The backlog for services at March 31, 1997 included $96.0 million pursuant to four contracts which have been awarded to the Company but have not yet been signed. The Company anticipates that these contracts will be signed during the quarter ending June 30, 1997.

MARKETING AND SALES

     The Company's Government Operations Group obtains program management contracts from state and local authorities by responding to RFPs issued by such authorities. Whenever possible, prior to the issuance of an RFP, senior executives in the Government Operations Group work with senior government representatives, such as the governor, members of the governor's staff and the heads of health and human services agencies to encourage them to outsource certain health and human services functions. To identify opportunities to work with government officials at early stages and to optimize the government's receptivity to the Company's proposal to provide program management services, the Company establishes and maintains relationships with elected officials, political appointees and government employees. The Company occasionally engages marketing consultants, including lobbyists to establish and maintain relationships with these client representatives. The Company's consultants and lobbyists provide introductions to government personnel and provide information to the Company regarding the status of legislative and executive decision-making.

     Following the issuance of an RFP the Government Operations Group participates in formal discussions, if any, between the contracting government agency and the group of potential service providers seeking to modify the RFP and prepare the proposal. Upon the award of a government operations contract, the Company's representatives then negotiate the contract with representatives of the contracting government authority until all terms are agreed.

     The Consulting Group generates leads for consulting contracts by employing lobbyists, maintaining relationships with government personnel in charge of health and human services operations and communicating directly with current and prospective clients. The Consulting Group participates in professional associations of government administrators and industry seminars featuring presentations by MAXIMUS personnel. Senior executives from the Consulting Group develop leads through on-site presentations to the decision-makers. In most cases, consulting contracts, like program management contracts, are obtained after responding to a formal RFP. The Consulting Group's efforts in generating a lead prior to the RFP can facilitate the Company's insight in responding to a particular RFP. A portion of the Consulting Group's new business arises from prior client engagements, in which case the Company may be the sole source of services. In addition, clients frequently expand the scope of engagements during delivery to include follow-on activities.

COMPETITION

     The market for providing program management and consulting services to state and local health and human services agencies is competitive and subject to rapid change. The Company's Government Operations Group competes for program management contracts with local non-profit organizations such as the United Way and Goodwill Industries, government services divisions of large companies such as Lockheed Martin Corp. and Electronic Data Systems, Inc., managed care enrollment companies such as Foundation Health Corporation and specialized service providers such as Andersen Consulting, America Works, Inc., Policy Studies Incorporated and GC Services, Inc. The Company's Consulting Group competes with the consulting divisions of the "Big 6" accounting firms as well as Electronic Data Systems, Inc. Many of these companies are national and international in scope and have greater financial, technical, marketing and personnel resources than the Company. The Company anticipates that it will face increased competition in the future as new companies enter the market. The Company believes that its experience, reputation, industry focus and broad range of services will enable it to compete effectively in its marketplace. See "Risk Factors -- Competitors; Effects of Competition."

GOVERNMENT REGULATION

     The market for the Company's services exists under a United States federal regulatory framework of social programs which are largely implemented at the state or local level. The following summarizes this framework:

     WELFARE PROGRAMS. Under Title IV-A of the federal Social Security Act, the federal government provides financial assistance to underprivileged families under several programs known as "Welfare," which have included the Aid to Families with Dependent Children Program ("AFDC") and the Job Opportunities and Basic Skills Training Program ("JOBS"). Under the AFDC program, cash welfare payments are provided to needy children who have been deprived of parental support or care and certain others in the household of the child. State governments are required to define "need," set their own benefit levels, establish (within federal limitations) income and resource limits and administer the program or supervise its administration. Beginning in October 1990, the federal government required each state to implement a JOBS program, which is designed to help needy families with children to avoid long-term Welfare dependency by providing education, training, job placement and other supportive services, including child care.

     Under the recently enacted Welfare Reform Act, AFDC and JOBS have been combined into a single program, known as "Temporary Assistance to Needy Families" or "TANF." Under TANF the federal government will make "block grants" of funds to the states, to be administered at the state level in programs that include certain mandatory work, education and job-related activities, including job training and job search for the purposes of: (i) providing needy families with time-limited assistance in order to end their dependency on government benefits and achieve self-sufficiency; (ii) preventing and reducing out-of-wedlock pregnancies, especially teenage pregnancies; and (iii) encouraging the formation and maintenance of two-parent families. While the federal act provides general requirements, states must determine how these requirements will be met.

     CHILD SUPPORT ENFORCEMENT. The federal Child Support Enforcement ("CSE") program, authorized under Title IV-D of the Social Security Act, was established in 1975 in response to the increasing failure of many parents to provide financial support to their children. The purpose of the CSE program is to help strengthen families and reduce Welfare dependency by placing the responsibility for supporting children on the parents rather than on the government. State governments are generally required to locate absent parents, establish paternity if necessary, obtain judicial support orders and collect the support payments required by those orders. Child Support Enforcement has been the subject of close scrutiny in recent years and is an area of health and human services where government has sought significant private sector involvement including full service program management efforts.

     The Child Support Enforcement Amendments of 1984 mandated that state CSE information systems, in order to receive matching federal funding, must meet certain federal functional requirements covering case initiation, case management, database linkage, financial management, enforcement, security, privacy and reporting. The Family Support Act of 1988, effective October 1992, mandated enhanced functional requirements for state CSE systems, including the implementation of automated systems able to interface electronically with other state systems such as Welfare, driver and vehicle registration and Medicaid systems.

     SOCIAL SECURITY DISABILITY INSURANCE AND SUPPLEMENTAL SOCIAL SECURITY INCOME. Titles II and XVI of the federal Social Security Act provide for the administration and distribution of financial assistance to disabled individuals whose impairments make them unemployable. These benefits fall into two categories: (i) Social Security Disability Insurance (Title II) provides financial benefits to individuals who have contributed to Social Security during a prior period of employment; and (ii) Supplemental Security Income or SSI (Title XVI) provides financial benefits to individuals who meet all the disability criteria used to determine eligibility under Title II, but who have not made a sufficient contribution to Social Security. Recently, there has been political pressure on the Social Security Administration (the "SSA") to review the caseload of Title II and Title XVI beneficiaries to ensure that each individual's disability still exists and that the extent of such disability remains sufficient to preclude employment. In addition, the SSA has been under pressure to increase and improve vocational rehabilitation efforts focused on returning disabled beneficiaries to work and self-sufficiency.

     MEDICAID AND MEDICARE. Medicaid and Medicare were implemented under Title XIX and XVIII of the Social Security Act. Medicaid is a federal-state matching entitlement program, that provides reimbursement for the cost of medical care to low-income individuals who are aged, blind, disabled or AFDC beneficiaries, and to certain pregnant woman and children. Within broad federal guidelines, each state designs and administers its own program. Eligibility and claims processing systems are automated by each state to handle this program, which is typically the largest line item in a state budget. Federal assistance is also available on a waiver basis for managed care enrollment for Medicaid recipients and similar populations. Medicare is a federal entitlement program providing reimbursement of a portion of the cost of medical care provided to the elderly.

HUMAN RESOURCES

     As of May 6, 1997, the Company had 1,102 employees, consisting of 909 employees in the Government Operations Group, 107 employees in the Consulting Group and 86 administrative employees. The Company's success depends in large part on attracting, retaining and motivating talented, innovative and experienced professionals at all levels. In connection with its hiring efforts, the Company employs a full-time human resources coordinator, retains several executive search firms and relies on personal and business contacts to recruit senior level employees for senior management positions in the Government Operations Group and the Consulting Group and for senior administrative positions. When the Company's Government Operations Group is awarded a contract by state or local government, the Company is often under a tight timetable to hire project leaders and case management personnel to meet the needs of the new project. To meet such needs, the Company engages intensive short-term hiring efforts at the project's location. See "Risk Factors -- Reliance on Key Executives" and "-- Attraction and Retention of Employees."

     The Company's hiring focus is to identify candidates who are well suited by background and temperament to serve the Company's government clients. The Company's Government Operations employees are largely drawn from government employment positions, while the Consulting Group employees are largely selected from other consulting organizations and government agencies.

     MAXIMUS offers employees an internal training program designed to enhance professional skills and knowledge. Offered twice a year, the three-day program includes human resources topics such as cultural sensitivity, sexual harassment and wrongful termination; marketing, proposal writing and public relations; project administration topics, such as contract negotiations, project management, deliverable preparation and client management; and technology updates. In addition, MAXIMUS offers partial tuition reimbursement for employees pursuing relevant degree programs and fully reimburses employees for relevant training seminars and short courses.

     The Company promotes loyalty and continuity of its employees by offering packages of base and incentive compensation and benefits that it believes are significantly more attractive than those offered by the government or other government consulting firms in general. In addition, to attract and retain employees, the Company has established several employee benefit plans. See "Management -- Stock Plans" and "-- 401(k) Plan."

LEGAL PROCEEDINGS

     On March 12, 1997, Network Six, Inc. ("Network Six") served MAXIMUS with a First Amended Third-Party Complaint filed in the State of Hawaii Circuit Court of the First Circuit. In this complaint, Network Six named the Company and other parties as third party defendants in an action by the State of Hawaii against Network Six. In 1991, the Company's Consulting Group was engaged by the State of Hawaii to provide assistance in planning for and monitoring the development and implementation by Hawaii of a statewide automated child support system. In 1993, Hawaii contracted with Network Six to provide systems development and implementation services for this project. In 1996 the state terminated the Network Six contract for cause and filed an action against Network Six. Network Six counterclaimed against Hawaii that the state breached its obligations under the contract with Network Six. In the Third Party Complaint, Network Six alleges that the Company is liable to Network Six on grounds that: (i) Network Six was an intended third party beneficiary under the contract between the Company and Hawaii; (ii) the Company engaged in bad faith conduct and tortiously interfered with the contract and relationship between Network Six and Hawaii; (iii) the Company negligently breached duties to Network Six; and (iv) the Company aided and abetted Hawaii in Hawaii's breach of contract. Network Six's complaint seeks damages, including punitive damages, from the third party defendants in an amount to be proven at trial. The Company believes that Network Six was not an intended third party beneficiary under its contract with Hawaii and that Network Six's claims are without factual or legal merit. The Company does not believe this action will have a material adverse effect on the Company's business, and it intends to rigorously defend this action. However, given the early stage of this litigation, no assurance may be given that the Company will be successful in its defense. A decision by the court in Network Six's favor or any other conclusion of this litigation in a manner adverse to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is not a party to any material legal proceedings, except as set forth above.

FACILITIES

     The Company is headquartered in McLean, Virginia, in a 21,000 square foot office building which is owned by the Company. The Company leases office space for other management and administrative functions in connection with the performance of its contracts in various states and foreign countries. On March 31, 1997, the Company conducted operations from twenty-nine leased office facilities totalling 200,000 square feet. See Note 6 of Notes to Financial Statements. The lease terms vary from month-to-month to three-year leases and are at market rates. The Company believes that additional space will be required as the business expands and believes that it will be able to obtain such space as needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The Company's executive officers, directors and key employees and their respective ages and positions as of March 31, 1997, are as follows:

                NAME                    AGE                            POSITION
David V. Mastran(1)................      54    President, Chief Executive Officer and Director

Raymond B. Ruddy(1)................      53    Chairman of the Board of Directors, Vice President of
                                                 the Company and President of Consulting Group

Russell A. Beliveau(2).............      49    President of Government Operations Group and Director

F. Arthur Nerret...................      49    Treasurer and Chief Financial Officer

Donna J. Muldoon...................      54    Vice President of Administrative Services, Secretary
                                                 and Director

Susan D. Pepin(2)..................      42    President of Systems Planning and Integration Division
                                                 and Director

Lynn P. Davenport..................      50    President of Human Services Division and Director

Robert J. Muzzio...................      62    Executive Vice President and Director

Ilene R. Baylinson.................      40    President of Disability Services Division

Edward F. Hilz.....................      52    Chief Information Officer

David A. Hogan.....................      48    President of Child Support Division

John P. Lau, Sr....................      53    President of International Division

Holly A. Payne.....................      44    President of Welfare Reform Division

------------------------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     David V. Mastran has served as President and Chief Executive Officer since he founded the Company in 1975. Dr. Mastran received his Sc. D. in Operations Research from George Washington University in 1973, his M.S. in Industrial Engineering from Stanford University in 1966 and his B.S. from the United States Military Academy at West Point in 1965.

     Raymond B. Ruddy has served as the Chairman of the Board of Directors since 1985 and President of the Company's Consulting Group since 1986. From 1969 until he joined the Company, Mr. Ruddy served in various capacities with Touche Ross & Co., including, Associate National Director of Consulting from 1982 until 1984 and Director of Management Consulting (Boston, Massachusetts office) from 1978 until 1983. Mr. Ruddy received his M.B.A. from the Wharton School of Business of the University of Pennsylvania and his B.S. in Economics from Holy Cross College.

     Russell A. Beliveau has served as the President of the Company's Government Operations Group since 1995. Mr. Beliveau has more than 20 years experience in the Health and Human Services Industry during which he has worked in both government and private sector positions at the senior executive level. Mr. Beliveau's past positions include Vice President of Operations at Foundation Health Corporation of Sacramento, California from 1988 through 1994 and Deputy Associate Commissioner (Medicaid) for the Massachusetts Department of Public Welfare from 1983 until 1988. Mr. Beliveau received his M.B.A. in Business Administration and Management Information Systems from Boston College in 1980 and his B.A. in Psychology from Bridgewater State College in 1974.

     F. Arthur Nerret has served as Treasurer and Chief Financial Officer of the Company since 1994 and serves as Trustee of the Company's 401(k) Plan. He has over 24 years of accounting experience as a CPA. From 1981 until he joined the Company, Mr. Nerret held a variety of positions at Frank E. Basil, Inc. in Washington, D.C. including Vice President, Finance from 1991 to 1994 and Director of Finance from 1989 until 1991. Mr. Nerret received his B.S. in Accounting from the University of Maryland in 1970.

     Donna J. Muldoon has served as the Vice President of the Company's Administrative Services Division since 1989 and has served in various administrative capacities since 1978. Before joining the Company, Ms. Muldoon was an Administrative/Top Secret Control Officer with the Department of the Air Force, Logistic Plans and Programs, from 1973 until joining the Company.

     Susan D. Pepin has served as the President of the Company's Systems Planning and Integration Division since 1994 and has been with the Company since 1988. She has over 14 years experience in technical management and consulting with a focus on health and human services management information systems. Before joining the Company, Ms. Pepin served as Director of eligibility systems for the Massachusetts Department of Public Welfare from 1984 until 1987 and a Project Leader for Wang Laboratories, Inc. from 1979 until 1984. Ms. Pepin received her B.S. in Home Economics with a concentration in Consumer Studies and a minor in Business from the University of New Hampshire in 1976.

     Lynn P. Davenport has served as the President of the Company's Human Services Division since he joined the Company in 1991 after 17 years of health and human services experience in the areas of administration, productivity improvement, management consulting, revenue maximization and management information systems. Prior to joining the Company, Mr. Davenport was employed by Deloitte & Touche, and its predecessor, Touche Ross & Co., in Boston, Massachusetts, where he became a partner in 1987. Mr. Davenport received his M.P.A. in Public Administration from New York University in 1971 and his B.A. in Political Science and Economics from Hartwick College in 1969.

     Robert J. Muzzio has served in various positions with the Company since 1979, including Executive Vice President since 1987, and has more than 30 years of experience as a health care administrator, health systems researcher, and personnel and manpower analyst. Prior to joining the Company, Mr. Muzzio held many public and private sector positions in the health care industry, including Life Support Coordinator for the Morrison Knudsen Saudi Arabia Consortium in 1978 and 1979 and Director of the Personnel Policies Division of the Office of the Surgeon General, Department of the Army, from 1976 until 1978. Mr. Muzzio received his M.A. in Health Care Administration from Baylor University in 1967 and his B.A. in Public Health from San Jose State College in 1956.

     Ilene R. Baylinson has served as the President of the Company's Disability Services Division since 1995 and as Chief Operating Officer from 1991 to 1995. She has more than 17 years of experience in health and human services program administration. After obtaining her B.A. from John Hopkins University in 1978, Ms. Baylinson worked in a variety of positions for Koba Associates, Inc. of Washington, D.C., including Senior Vice President for Corporate Management, Marketing and Operations from 1989 until her departure and Corporate Vice President/Director, Law and Justice Division from 1985 through 1991.

     Edward F. Hilz has served as the Company's Chief Information Officer since 1992 and has over 18 years of experience in the areas of research and development, telecommunications, health, marketing, finance and data center management. From 1987 until joining the Company, Mr. Hilz served as Chief Operating Officer of Nationwide Remittance Centers of McLean, Virginia. Previously, Mr. Hilz had worked in a variety of capacities for Martin Marietta Data Systems, Inc. since 1980. Mr. Hilz received a B.S. in Business Administration and Computer Sciences from the University of Baltimore in 1969.

     David A. Hogan has served as the President of the Company's Child Support Division since 1994 and served as a Vice President of the division from 1993 until 1994. Prior to joining the Company, Mr. Hogan spent 23 years working in numerous positions for the Washington State Department of Social and Health Services including five years as the State's Child Support Director. Mr. Hogan also served one year as the President of the National Child Support Directors Association. Mr. Hogan received his J.D. from the University of Puget Sound in 1976 and his B.A. from Western Washington University in 1970.

     John P. Lau, Sr. has served as the President of the Company's International Division since 1993 and served as President of the Company's Advanced Systems Division from 1989 until 1993. From 1961 until 1988, Mr. Lau worked in a variety of government and private health care systems organizations in technical, managerial and executive positions. Most recently, Mr. Lau was a Vice President of Modern Psychiatric Systems in Rockville, Maryland in 1988 and 1989 and served from 1968 through 1988 as Consultant to the

President of Creative SocioMedics Corporation. Mr. Lau received his M.S. in Physics from Fairleigh Dickinson University in 1968 and his B.S. in Physics from St. Peter's College, Jersey City, New Jersey in 1965.

     Holly A. Payne has served in various executive capacities at the Company since 1987 and as President of the Company's Welfare Reform Division since 1995. Ms. Payne has over 21 years of human services programs experience. From 1983 until she joined the Company, Ms. Payne was a Program Manager at Electronic Data Systems Corporation in Bethesda, Maryland and from 1978 until 1983 she worked in several capacities for the Departments of Social Services in Prince William and Fairfax Counties in Virginia. Ms. Payne received her M.S.W. from West Virginia University in 1978 and her B.S. in Family Services from Northern Illinois University in 1975.

BOARD OF DIRECTORS

     The Company's Amended and Restated Articles of Incorporation, to be filed concurrently with the closing of this offering, provide for a classified board of directors consisting of three classes, with each class being as nearly equal in number of directors as possible. The Board of Directors currently consists of seven members. The Company expects to increase the size of the Board of Directors within 90 days after the closing of this offering and to fill the newly created seats on the Board of Directors with at least two independent directors.

     The term of one class of Directors expires, and their successors are elected for a term of three years, at each annual meeting of the Company's shareholders. The Company has designated two Class I directors (Donna J. Muldoon and Robert Muzzio), two Class II directors (Russell A. Beliveau and Susan D. Pepin) and three Class III directors (David V. Mastran, Raymond B. Ruddy and Lynn P. Davenport). These Class I, Class II and Class III directors will serve until the annual meetings of shareholders to be held in 1998, 1999 and 2000, respectively, and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. The Amended and Restated Articles of Incorporation provide that directors may be removed only for cause by a majority of shareholders. There are no family relationships among any of the directors or executive officers.

     Each of Raymond B. Ruddy and David V. Mastran, who will together hold 58.8% of the outstanding Common Stock of the Company after giving effect to this offering, has agreed to vote his shares in favor of the election of the other to the Board of Directors, as long as each of such shareholders owns or controls at least 20% of the Company's outstanding Common Stock. See "Agreements with Executives."

BOARD COMMITTEES

     The Company's Board of Directors has standing Audit and Compensation Committees but does not have a Nominating Committee. The selection of nominees for the Board of Directors may be made either by the entire Board of Directors or, subject to certain notice provisions contained in the Company's Bylaws, by any shareholder entitled to vote for the election of directors.

     The Audit Committee, consisting of Mr. Beliveau and Ms. Pepin was formed in January 1997 and has not held any meetings. The primary function of the Audit Committee is to assist the Board of Directors in the discharge of its duties and responsibilities by providing the Board with an independent review of the financial health of the Company and of the reliability of the Company's financial controls and financial reporting systems. The Audit Committee reviews the general scope of the Company's annual audit, the fees charged by the Company's independent accountants and other matters relating to internal control systems. The Company intends to appoint two independent directors to the Audit Committee.

     The Compensation Committee determines the compensation to be paid to all executive officers of the Company, including the Chief Executive Officer. The Compensation Committee also administers the Company's 1997 Equity Incentive Plan, including the grant of stock options and other awards under the Equity Plan. The Compensation Committee, consisting of Dr. Mastran and Mr. Ruddy, was also formed in January 1997 and has not held any meetings. The Company intends to appoint two independent directors to the Compensation Committee or to a separate committee that will administer executive officer compensation.

1997 DIRECTOR STOCK OPTION PLAN

     All of the directors who are not employees of the Company or of any subsidiary of the Company (the "Eligible Directors") are currently eligible to participate in the Company's 1997 Director Stock Option Plan (the "Director Plan"). Upon the closing of the Company's initial public offering and upon any subsequent election or re-election of an Eligible Director, such director is automatically granted an option to purchase 2,000 shares of Common Stock for each year of the term of office for which such director has been elected (the "Options"). The Options become exercisable with respect to 2,000 shares on the date of grant, and if such Option is for more than 2,000 shares, such Option shall become exercisable as to 2,000 shares on the next, or each of the next two annual meetings of shareholders of the Company, as the case may be. The Options have a term of ten years and an exercise price payable in cash or shares of Common Stock. The exercise price for Options granted under the Director Plan is equal to the closing price for the Common Stock on the business day immediately preceding the date of grant, as reported on the New York Stock Exchange.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth certain information concerning compensation paid in the fiscal year ended September 30, 1996 to the Company's Chief Executive Officer and four most highly compensated executive officers of the Company, whose total salary for such fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                               ANNUAL          COMPENSATION AWARDS(4)
                                           COMPENSATION(1)     ----------------------
                                         -------------------         SECURITIES            ALL OTHER
      NAME AND PRINCIPAL POSITION         SALARY    BONUS(2)     UNDERLYING OPTIONS     COMPENSATION(3)
David V. Mastran.......................  $311,538   $190,039               --                     --
  President and Chief Executive Officer
Raymond B. Ruddy.......................   300,000    177,165               --              $  12,000
  Chairman of the Board, Vice President
     of the Company, President of
     Consulting Services
Ilene R. Baylinson.....................   181,731    200,175           13,750                  6,375
  President of Disability Services
     Division
Lynn P. Davenport......................   212,884    246,067           13,200                  6,063
  President of Human Services Division
Susan D. Pepin.........................   184,358    212,883           13,200                  7,374
  President of Systems Planning and
     Integration Division

------------------------------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total amount of annual salary and bonus for the executive officer for the year ended September 30, 1996.

(2) Bonuses earned for the year ended September 30, 1996 were paid on September 30, 1996 for Mr. Ruddy and Ms. Baylinson, on October 21, 1996 for Dr. Mastran, and on December 19, 1996 for Mr. Davenport and Ms. Pepin.

(3) The figures in this column represent the amount contributed by the Company to the employee under the Company's 401(k) Plan.

(4) The figures in this column represent rights to purchase shares of Common Stock at a price of $0.94 per share granted to certain Named Executive Officers in the year ended September 30, 1996 for performance during the year ended September 30, 1995. All such purchase rights were exercised in March 1996.

     Option Grants. The following table sets forth certain information concerning options granted to the Named Executive Officers in the fiscal year ended September 30, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF
                                                   % OF TOTAL                                   STOCK
                                                     OPTIONS                             PRICE APPRECIATION
                                        SHARES     GRANTED TO                                    FOR
                                      UNDERLYING    EMPLOYEES    EXERCISE                  OPTION TERM (2)
                                       OPTIONS      IN FISCAL    OR BASE    EXPIRATION   -------------------
                NAME                  GRANTED(1)    YEAR 1996     PRICE        DATE        5%          10%
David V. Mastran....................     --            --           --           --        --          --
Raymond B. Ruddy....................     --            --           --           --        --          --
Ilene R. Baylinson..................    13,750         10.9%      $ 0.94      3/31/96    $319.18     $630.85
Lynn P. Davenport...................    13,200         10.5         0.94      3/31/96     306.42      605.62
Susan D. Pepin......................    13,200         10.5         0.94      3/31/96     306.42      605.62

---------------

(1) Options were granted in October 1995 and became exercisable in full upon calculation of the exercise price, which was equal to the book value per share on September 30, 1995.

(2) Amounts represent hypothetical gains for the respective options if exercised at the end of the option term. The gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until the option expiration date. There was no public trading market for the Common Stock at the option expiration date. Accordingly, these values have been calculated based on $0.94 per share, the book value per share at September 30, 1995 which is also the option exercise price. These assumptions are not intended to forecast future appreciation of the Company's stock price. The potential realizable value computation does not take into account federal or state income tax consequences or option exercises of appreciated stock. All options were exercised prior to their expiration. The actual values realized upon exercise of these options is disclosed in the table below captioned "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values."

     In November 1996, the Company granted options to certain Named Executive Officers to purchase shares of Common Stock at an exercise price of $1.46 per share, as follows: Ms. Baylinson, 34,650 shares; Mr. Davenport, 110,000 shares; and Ms. Pepin, 110,000 shares. These options were exchanged in January 1997 for options granted under the Company's 1997 Equity Incentive Plan exercisable for the same number of shares at the same price per share and which terminate (i) on June 30, 1997, in the event that the initial public offering has not closed on or prior to that date; or (ii) upon the earlier of (x) the termination of the Named Executive Officer's employment with the Company or (y) January 31, 2007.

     Option Exercises and Year-End Values. The following table sets forth certain information concerning each exercise of stock options during the fiscal year ended September 30, 1996 by each of the Named Executive Officers. None of the Named Executive Officers held unexercised options at September 30, 1996.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                          NUMBER OF
                                                                         SECURITIES               VALUE OF
                                                                         UNDERLYING             UNEXERCISED
                                    SHARES ACQUIRED      VALUE       UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS
               NAME                 ON EXERCISE(1)    REALIZED(2)    AT FISCAL YEAR-END      AT FISCAL YEAR-END
David V. Mastran..................         --              --                 0                       0
Raymond B. Ruddy..................         --              --                 0                       0
Ilene R. Baylinson................       13,750        $3,075.00              0                       0
Lynn P. Davenport.................       13,200         2,952.00              0                       0
Susan D. Pepin....................       13,200         2,952.00              0                       0

---------------

(1) The shares acquired by each Named Executive Officer upon the exercise of options in the fiscal year ended September 30, 1996 are subject to repurchase by the Company at current book value upon termination of the Named Executive Officer's employment with the Company, with or without cause, pursuant to the terms of a Stockholder Agreement that will terminate upon the consummation of this offering.

(2) The options set forth in this table were exercised in March 1996. There was no public trading market for the Common Stock at the option exercise date and the shares of Common Stock acquired upon exercise were subject to repurchase by the Company as described in Note (1) above. Accordingly, value realized represents the difference between the book value per share of the Company's Common Stock at March 31, 1996, the last day of the fiscal quarter during which all of such options were exercised ($1.17), and the exercise price of the option ($0.94), multiplied by the number of shares acquired on exercise.

STOCK PLANS

     1997 Equity Incentive Plan. The Company's 1997 Equity Incentive Plan (the "Equity Plan") authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options for the purchase of an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of Common Stock to employees of the Company and, in the case of non-qualified stock options, to consultants of the Company or any Affiliate (as defined in the Equity Plan) capable of contributing to the Company's performance. Grants of options under the Equity Plan and all questions of interpretations with respect to the Equity Plan are determined by the Board of Directors of the Company. The Board of Directors has appointed the Compensation Committee to administer the Equity Plan. As of the date of this Prospectus, options to purchase 403,975 shares had been granted under the Equity Plan.

     1997 Employee Stock Purchase Plan. The Company has also adopted an employee stock purchase plan (the "Purchase Plan") under which employees may purchase shares of Common Stock at a discount from fair market value. There are 500,000 shares of Common Stock reserved for issuance under the Purchase Plan. To date, no shares of Common Stock have been issued under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Rights to purchase Common Stock under the Purchase Plan are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the Plan and the dates on which stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of Common Stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The Purchase Plan terminates on January 31, 2007. No shares have been or will be issued under the Purchase Plan until after the closing of this offering.

401(K) PLAN

     The Company has a 401(k) savings and retirement plan (the "401(k) Plan") which covers substantially all employees of the Company. The 401(k) Plan allows participants to agree to certain salary deferrals which the Company allocates to the participants' plan account. These amounts may not exceed statutorily mandated annual limits set forth in the Internal Revenue Code of 1986, as amended. During the Company's most recent fiscal year, the Company matched employee contributions to the 401(k) Plan dollar-for-dollar for the first four percent of the employee's gross salary contributed to the plan per calendar year.

AGREEMENTS WITH EXECUTIVES

     Before the closing of this offering, the Company will have entered into Executive Employment, Non-Compete, Confidentiality and Stock Restriction Agreements with Dr. Mastran, Mr. Ruddy, Mr. Beliveau, Ms. Baylinson, Ms. Pepin and Mr. Davenport (each, an "Executive Agreement") pursuant to which each individual will agree to serve as an officer of the Company. Pursuant to the terms of the Executive Agreements, the officer will be entitled to a base salary and a year end bonus consistent with the Company's past practices. The initial base salary for each of Dr. Mastran, Mr. Ruddy, Mr. Beliveau, Ms. Baylinson, Ms. Pepin and Mr. Davenport will be $350,000, $350,000, $237,500, $182,000, $220,000 and $250,000, respectively. The term of the employment obligation under each Executive Agreement will be four years subject to the right of the Company to terminate each officer if the officer breaches any material duty or obligation to the Company or engages in certain other proscribed conduct. Each Executive Agreement also will provide that the officer will not compete with the Company for four years and will maintain the Company's trade secrets in strict confidence. In addition, the Executive Agreements will restrict the ability of each officer to sell or transfer shares of Common Stock of the Company held by such officer during a four year period following this offering and will grant to the officer certain piggyback registration rights with respect to such shares. See "Shares Eligible for Future Sale."

     In the Executive Agreements with each of Raymond B. Ruddy and David V. Mastran, such executives will agree to vote their shares in favor of the election of the other to the Board of Directors, as long as each of such executives owns or controls at least 20% of the outstanding Common Stock. In addition, Mr. Ruddy will agree in his Executive Agreement to vote his shares of Common Stock in a manner consistent with instructions received from Dr. Mastran during the four year period commencing on the closing of this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee was not in existence prior to January 1997. Accordingly, Dr. Mastran and Messrs. Ruddy and Beliveau consulted one another regarding executive officer compensation matters, with Dr. Mastran retaining sole responsibility for any and all final decisions.

                              CERTAIN TRANSACTIONS

     In January 1995, the Company loaned to Russell A. Beliveau, President of Government Operations Group and a Director of the Company, the aggregate principal amount of $64,860, evidenced by an interest bearing promissory note. The note was repaid in full in September 1996.

     In May 1995, the Company entered into a Stock Purchase Agreement with Raymond B. Ruddy, under which the parties agreed that the Company will purchase up to 2,878,040 of Mr. Ruddy's shares of Common Stock over a four year period at a price per share equal to the book value of the stock on the date of sale, subject to various conditions including an election by Mr. Ruddy after each fiscal year end to demand such sale. This agreement will terminate upon completion of this offering.

     In March 1996, the Company loaned to Lynn P. Davenport, President of Human Services Division, the aggregate principal amount of $85,000, evidenced by an interest bearing promissory note. The note was repaid in full in January 1997.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock immediately prior to this offering, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; (iv) each Selling Shareholder; and (v) all directors and executive officers of the Company as a group. The Company believes that each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable. Unless otherwise indicated, each of the Company's shareholders has an address in care of the Company's principal executive offices.

                                         BENEFICIAL OWNERSHIP
                                               PRIOR TO                          BENEFICIAL OWNERSHIP
                                            OFFERING(1)(2)           NUMBER        AFTER OFFERING(1)
                                        ----------------------     OF SHARES     ---------------------
                                         NUMBER OF                   BEING       NUMBER OF
                 NAME                     SHARES       PERCENT     OFFERED(2)      SHARES      PERCENT
David V. Mastran......................    6,050,000      54.5%        911,276     5,138,724      35.1%
Raymond B. Ruddy......................    4,088,370      36.8         609,377     3,478,993      23.7
Russell A. Beliveau...................      253,000       2.3          36,879       216,121       1.5
F. Arthur Nerret......................        4,125         *               0         4,125         *
Ilene R. Baylinson....................       48,400         *           7,056        41,344         *
Lynn P. Davenport.....................      343,200       3.1          50,027       293,173       2.0
Donna J. Muldoon......................      116,325       1.0          16,957        99,368         *
Susan D. Pepin........................      288,200       2.6          42,010       246,190       1.7
Robert J. Muzzio......................      143,550       1.3          20,925       122,625         *
All Directors and Executive Officers
  as a group (9 persons)..............   11,335,170      99.6       1,694,507     9,640,663      64.5

William F. Dinneen....................        6,050         *             882         5,168         *
David A. Hogan........................       11,000         *           1,604         9,396         *
Philip A. Richardson..................       15,675         *           2,285        13,390         *
Robert L. Sarno.......................        4,950         *             722         4,228         *

------------------------------
 *  Less than 1%

(1) Applicable percentage of ownership prior to this offering is based upon 11,109,945 shares of Common Stock outstanding. For ownership after completion of this offering, applicable percentage ownership is based on 14,659,945 shares of Common Stock outstanding and assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned. Number of shares of Common Stock deemed beneficially owned by any person includes outstanding shares of Common Stock held by such person and any shares of Common Stock issuable upon exercise of stock options held by such person exercisable within 60 days. Upon the closing of this offering, each of the following Selling Shareholders will beneficially own fully exercisable options to purchase that number of shares of Common Stock set forth after his or her respective name: Ms. Baylinson, 34,650; Mr. Beliveau, 12,100; Mr. Davenport, 110,000; Mr. Dinneen, 2,750; Mr. Hogan, 6,050; Ms. Muldoon, 3,575; Mr. Muzzio, 3,575; Ms. Pepin, 110,000; Mr.
    Richardson, 8,800; and Mr. Sarno, 2,200. All directors and executive officers as a group are deemed to beneficially own an aggregate of 275,825 shares of Common Stock issuable upon the exercise of options which will be fully exercisable within 60 days.

(2) If the over-allotment option is exercised in full, each of the following Selling Shareholders will sell that number of additional shares of Common Stock set forth after his or her respective name equal to an aggregate of 660,000 shares of Common Stock: Ms. Baylinson, 2,773; Mr. Beliveau, 14,494; Mr. Davenport, 19,661; Mr. Dinneen, 347; Mr. Hogan, 631; Dr. Mastran, 353,293; Ms. Muldoon, 6,664; Mr. Muzzio, 8,224; Ms. Pepin, 16,510; Mr.
    Richardson, 898; Mr. Ruddy, 236,221; and Mr. Sarno, 284.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary describes the material terms of the Company's Common Stock. Such summary is subject to, and qualified in its entirety by, applicable law and the provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles") and the Company's Amended and Restated By-Laws (the "Restated By-Laws"), each to be effective immediately prior to the closing of this offering and both of which are included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information." The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value per share, of which 11,109,945 shares were outstanding immediately prior to this offering.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may adversely be affected by, the rights of holders of shares of any series of Preferred Stock that the Company may authorize, designate and issue in the future.

     Prior to this offering the outstanding Common Stock was held of record by 21 shareholders. After giving effect to the issuance of the shares of Common Stock offered by the Company (assuming no exercise of the Underwriters' overallotment option), there will be 14,659,945 shares of Common Stock outstanding, plus an additional 403,975 shares of Common Stock issuable upon exercise of options exercisable upon the closing of this offering.

LIMITATION OF LIABILITY

     The Restated Articles limit the liability of the Company's directors and officers to the maximum extent permitted by Virginia law. Thus, the directors and officers of the Company shall not be personally liable to the Company or its shareholders for any breach of any duty based upon any act or omission, except for an act or omission; (i) resulting from such person's willful misconduct; or
(ii) in knowing violation of criminal law or any federal or state securities law.

ANTI-TAKEOVER PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS

     The Restated Articles prohibit the Company's shareholders from taking any action, or consenting to any action, by unanimous written consent without a meeting. The Company's Restated Articles also provide that the directors of the Company shall be classified into three classes, with staggered three-year terms. See "Management -- Board of Directors." Any director may be removed only for cause upon the affirmative vote of at least a majority of the shares entitled to vote for the election of directors.

     The Company's Restated By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a shareholder before a meeting of shareholders, the shareholder must first have given timely notice thereof in writing to the Chairman of the Board, if any, the President or the Secretary of the Company. To be timely, a notice must be delivered to or mailed and received not less than 45 days before the meeting of the shareholders; provided, however, that if less than 60 days notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 15th day following the day on which such notice or public disclosure of the meeting date was made. The notice must contain, among other things, certain information about the shareholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's Restated By-Laws also provide that special meetings of shareholders may be called only by the President or a majority of the Board of Directors of the Company. These provisions could have the effect of delaying, until the next annual shareholders meeting, holder actions that are favored by the holders of a majority of the outstanding voting securities of the Company.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

ANTI-TAKEOVER PROVISIONS OF VIRGINIA LAW

     Restrictions on Affiliated Transactions. The Virginia Stock Corporation Act (the "VSCA") requires the approval of certain material transactions (an "Affiliated Transaction") between a Virginia corporation and any beneficial holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the other holders of voting shares. Affiliated Transactions include any merger, share exchange or material disposition of corporate assets not in the ordinary course of business involving an Interested Shareholder, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. On February 2, 1997, the Company, by action of its shareholders, adopted such an amendment to its Articles of Incorporation. The amendment will become effective eighteen months after the date of its adoption. Any subsequent amendment eliminating the election not to be governed by this statute would not restrict an Affiliated Transaction between the Company and an Interested Shareholder existing at the time of such subsequent amendment.

     Voting Restrictions Arising from Control Share Acquisitions. The VSCA also contains provisions governing "Control Share Acquisitions." These provide that shares of a Virginia public issuer acquired in a transaction that would cause the voting strength of the acquiring person and its associates to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia public issuer. An acquiring person may require the Virginia public issuer to hold a special meeting of shareholders to consider the matter within 50 days of the request. The Company has "opted out" of the Control Share Acquisitions provisions.

     Fiduciary Duty of Directors. The provisions of the VSCA governing Affiliated Transactions and those governing Control Share Acquisitions explicitly provide a statutory standard of care for directors, which applies to all aspects of a Board's actions in responding to a tender offer. Specifically, the VSCA states that a director shall discharge his duties as a director in accordance with his good faith business judgment of the best interests of the corporation, and, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 14,659,945 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option or of any other outstanding options, warrants or other rights to purchase Common Stock. Of these shares, the 5,250,000 shares sold in this offering will be freely tradable, without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. In general, affiliates include directors, executive officers and holders of 10% or more of the outstanding Common Stock.

     The remaining 9,409,945 outstanding shares of Common Stock are owned by existing shareholders. In addition, a total of 403,975 shares of Common Stock are issuable upon exercise of outstanding stock options exercisable upon the closing of this offering. All such shares, and any shares issued upon exercise of such options are deemed "Restricted Shares" under Rule 144. These may not be resold, except pursuant to an effective registration statement or an applicable exemption from registration. Upon expiration of the 180 day lock-up agreements described below, all such shares will be eligible for sale under Rules 144 and 701.

     In general, under Rule 144, as amended on April 29, 1997, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Since the Restricted Shares were acquired in connection with the shareholder's employment pursuant to an exemption from registration under Rule 701 of the Securities Act, but for the lock-up agreements discussed below, such Restricted Shares would be eligible for sale under Rule 144 commencing 90 days after the effective date of this offering regardless of when such Restricted Shares were acquired. Except in the case of Restricted Shares held by persons other than affiliates for more than two years, sales under Rule 144 are also subject to certain requirements as to the manner of sale. In addition, sales of Restricted Shares and any other shares of Common Stock held by affiliates under Rule 144 are subject to notice of sale, the availability of public information concerning the Company and volume limitations.

     The Company's directors and executive officers and its existing shareholders have agreed that they will not, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation offer to sell, sell, contract to sell, grant any options to sell or otherwise dispose of or require the Company to file with the Commission a registration statement under the Act to register any shares of Common Stock during the 180-day period following the effective date of the Registration Statement. In addition, pursuant to the Executive Agreements, Dr. Mastran, Mr. Ruddy, Mr. Beliveau, Ms. Baylinson, Ms. Pepin and Mr. Davenport have agreed for the four year period commencing at the closing of this offering not to offer, sell, assign, grant a participation in, pledge or otherwise transfer any of their respective shares of Common Stock of the Company without the prior written consent of the Company other than: (i) to certain permitted transferees; (ii) as may be required by applicable federal or state law or regulation; or (iii) pursuant to a registration of such shares. Because these agreements will be between the Company and each executive officer and may be waived by the Company at any time, investors should not rely on the stock restrictions contained therein.

     At the completion of this offering, Dr. Mastran, Mr. Ruddy, Mr. Beliveau, Ms. Baylinson, Ms. Pepin and Mr. Davenport (the "Rightsholders"), will be entitled to certain piggyback rights with respect to registration under the Securities Act, for resale to the public, of an aggregate of 9,414,545 shares of Common Stock (including 266,750 shares of Common Stock issuable upon exercise of outstanding stock options exercisable upon the closing of this offering) (collectively, the "Registrable Shares") under the terms of each Rightsholder's Executive Agreement with the Company. If the Company proposes to register shares of Common Stock in an underwritten offering under the Securities Act, the Rightsholders will be entitled to include Registrable Shares in such registration, subject to certain conditions and limitations, which include the right of the managing underwriter of any such offering to exclude Registrable Shares from such registration;

provided, however, that the Registrable Shares shall not be reduced to less than an amount equal to 25% of the total number of shares to be registered.

     The Company plans to file registration statements under the Securities Act to register 1,000,000, 100,000 and 500,000 shares of Common Stock issuable under the Equity Plan, the Director Plan and the Stock Purchase Plan, respectively. Upon registration, such shares are eligible for immediate resale upon exercise, subject, in the case of affiliates, to the volume and notice requirements of Rule 144.

     No prediction can be made as to the effect, if any, that sales of additional shares or the availability of such additional shares for sale will have on the market price of the Common Stock. No assurance can be given, however, that sales of substantial amounts of Common Stock in the public market will not have an adverse impact on the market price for the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as Representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed severally to sell to each of the Underwriters, the number of shares of Common Stock (the "Shares") set forth opposite their respective names at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus.

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation.......................  1,768,500
    Lehman Brothers Inc.......................................................  1,768,500
    Alex. Brown & Sons Incorporated...........................................     75,000
    Cowen & Company...........................................................     75,000
    A.G. Edwards & Sons, Inc..................................................     75,000
    Furman Selz LLC...........................................................     75,000
    Goldman, Sachs & Co.......................................................     75,000
    Hambrecht & Quist LLC.....................................................     75,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated........................     75,000
    Montgomery Securities.....................................................     75,000
    J.P. Morgan Securities Inc................................................     75,000
    Oppenheimer & Co., Inc....................................................     75,000
    Robertson, Stephens & Company LLC.........................................     75,000
    Black & Company, Inc. ....................................................     37,000
    J.C. Bradford & Co........................................................     37,000
    Equitable Securities Corporation..........................................     37,000
    EVEREN Securities, Inc....................................................     37,000
    Ferris, Baker Watts, Incorporated.........................................     37,000
    First of Michigan Corporation.............................................     37,000
    Janney Montgomery Scott Inc...............................................     37,000
    Johnston, Lemon & Co. Incorporated........................................     37,000
    Legg Mason Wood Walker, Incorporated......................................     37,000
    McDonald & Company Securities, Inc........................................     37,000
    Needham & Company, Inc....................................................     37,000
    Nutmeg Securities, Ltd....................................................     37,000
    The Ohio Company..........................................................     37,000
    Pennsylvania Merchant Group Ltd...........................................     37,000
    Raymond James & Associates, Inc...........................................     37,000
    Roney & Co................................................................     37,000
    Ryan, Lee & Co., Inc......................................................     37,000
    Sands Brothers & Co., Ltd.................................................     37,000
    Scott & Stringfellow, Inc.................................................     37,000
    Stephens Inc..............................................................     37,000
    Sutro & Co. Incorporated..................................................     37,000
    Tucker Anthony Incorporated...............................................     37,000
    Unterberg Harris..........................................................     37,000
    Wheat First Butcher Singer................................................     37,000
                                                                                ---------
              Total...........................................................  5,250,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all Shares (other than those covered by the over-allotment option described below).

     The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.67 per Share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per Share to certain other dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

     Pursuant to the Underwriting Agreement, the Company and certain Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of the Underwriting Agreement, to purchase up to an aggregate of 127,500 and 660,000, respectively, of additional Shares at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, solely to cover over-allotments.

     To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of the option shares as the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares. If purchased, the Underwriters will sell such additional 787,500 shares on the same terms as those on which the Shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

     The Company and each of its directors, executive officers, shareholders and optionholders who will own in the aggregate 9,813,920 shares of Common Stock after this offering, including 403,975 shares of Common Stock issuable upon exercise of outstanding stock options exercisable upon the closing of this offering (assuming no exercise of the Underwriters' over-allotment option), each have agreed that during the 180-day period after the date of this Prospectus they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, sell, offer to sell, contract to sell, grant any options to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Shares, except that the Company may issue shares upon the exercise of stock options granted prior to the execution of the Underwriting Agreement, and may grant additional options under the Equity Plan, provided that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, such options shall not be exercisable during such period.

     In connection with this offering, the Underwriters have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in this offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters have advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any discretionary accounts without prior specific written approval of the client.

     Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price was negotiated among the Company, the Selling Shareholders and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company as of September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. This Prospectus contains accurate summaries of the material terms of certain contracts or other documents filed as exhibits to the Registration Statement. Such summaries are qualified in all respects by reference to the copies of such contracts or other documents filed as exhibits to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information can also be reviewed through the Commission's Web site on the Internet (http://www.sec.gov).

     "Helping Government Serve the People" and MAXSTAR are trademarks of the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.

                                 MAXIMUS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
Report of Independent Auditors........................................................   F-2
Financial Statements
  Balance Sheets as of September 30, 1995 and 1996 and March 31, 1997 (unaudited).....   F-3
  Statements of Income for the years ended September 30, 1994, 1995 and 1996 and the
     six months ended March 31, 1996 and 1997 (unaudited).............................   F-4
  Statements of Changes in Redeemable Common Stock and Retained Earnings for the years ended September 30, 1994, 1995 and 1996 and the six months ended March 31, 1997
     (unaudited)......................................................................   F-5
  Statements of Cash Flows for the years ended September 30, 1994, 1995 and 1996 and
     the six months ended March 31, 1996 and 1997 (unaudited).........................   F-6
  Notes to Financial Statements.......................................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
MAXIMUS, Inc.

     We have audited the accompanying balance sheets of MAXIMUS, Inc. as of September 30, 1995 and 1996, and the related statements of income, changes in redeemable common stock and retained earnings, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXIMUS, Inc. at September 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Washington, D.C.
February 7, 1997

                                 MAXIMUS, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                             SEPTEMBER 30,                    PRO FORMA
                                                           -----------------    MARCH 31,     MARCH 31,
                                                            1995      1996        1997           1997
                                                                               (UNAUDITED)   (UNAUDITED --
                                                                                               NOTE 3)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 2,502   $ 2,326     $ 5,886       $  5,886
  Short-term investments.................................       --     1,007       1,007          1,007
  Accounts receivable, net...............................   15,941    25,352      30,638         30,638
  Costs and estimated earnings in excess of billings.....      776     2,949       5,531          5,531
  Prepaid expenses and other current assets..............      354       605         870            870
                                                           -------   -------     -------       --------
Total current assets.....................................   19,573    32,239      43,932         43,932

Property and equipment at cost:
  Land...................................................      662       662         662            662
  Building and improvements..............................    1,627     1,676       1,679          1,679
  Office furniture and equipment.........................      913     1,206       1,336          1,336
  Leasehold improvements.................................      188       188         188            188
                                                           -------   -------     -------       --------
                                                             3,390     3,732       3,865          3,865
  Less: Accumulated depreciation and amortization........     (810)   (1,096)     (1,237)        (1,237)
                                                           -------   -------     -------       --------
Total property and equipment, net........................    2,580     2,636       2,628          2,628
Other assets.............................................      517       618         559            559
                                                           -------   -------     -------       --------
Total assets.............................................  $22,670   $35,493     $47,119       $ 47,119
                                                           =======   =======     =======       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................  $ 2,200   $ 2,043     $ 2,899       $  2,899
  Accrued compensation and benefits......................      793     1,912       3,551          3,551
  Billings in excess of costs and estimated earnings.....    3,118     5,208       6,760          6,760
  Note payable...........................................       --        --         375            375
  Income taxes payable...................................       41        19         156            156
  Deferred income taxes..................................      237       357         387          1,356
  Dividend payable.......................................       --        --          --         20,500
                                                           -------   -------     -------       --------
Total current liabilities................................    6,389     9,539      14,128         35,597
Deferred income taxes....................................       --        --          --          4,584
Commitments and contingencies (Notes 6, 9 and 10)

Redeemable common stock:
  No par value; 30,000,000 shares authorized; 11,210,870,
     11,453,145, 11,109,945 shares issued and
     outstanding, at redemption amount...................   10,575    16,757      21,076             --

Shareholders' equity:
  Common stock, no par value; 30,000,000 shares
     authorized; 11,109,945 pro forma shares issued and
     outstanding, at stated amount.......................       --        --          --         12,638
  Retained earnings (deficit)............................    5,706     9,197      11,915         (5,700)
                                                           -------   -------     -------       --------
Total shareholders' equity...............................    5,706     9,197      11,915          6,938
                                                           -------   -------     -------       --------
Total liabilities and shareholders' equity...............  $22,670   $35,493     $47,119       $ 47,119
                                                           =======   =======     =======       ========

                       See notes to financial statements.

                                 MAXIMUS, INC.

                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                               YEARS ENDED SEPTEMBER 30,             MARCH 31,
                                              ----------------------------   -------------------------
                                               1994      1995       1996        1996          1997
                                                                             (UNAUDITED)   (UNAUDITED)

Revenues....................................  $29,860   $51,963   $103,113     $39,586       $68,762
Cost of revenues............................   21,716    36,071     78,429      28,989        52,857
                                              -------   -------   --------     -------       -------

Gross profit................................    8,144    15,892     24,684      10,597        15,905
Selling, general and administrative
  expenses..................................    6,979     9,078     13,104       5,886         8,161
                                              -------   -------   --------     -------       -------

Income from operations......................    1,165     6,814     11,580       4,711         7,744
Interest and other income...................       80       169        264          99           148
                                              -------   -------   --------     -------       -------

Income before income taxes..................    1,245     6,983     11,844       4,810         7,892
Provision (benefit) for income taxes........       (5)      124        225          94           150
                                              -------   -------   --------     -------       -------

Net income..................................  $ 1,250   $ 6,859   $ 11,619     $ 4,716       $ 7,742
                                              =======   =======   ========     =======       =======
Pro forma data (Unaudited -- Note 3)
  Historical income before income taxes.....                      $ 11,844                   $ 7,892
  Pro forma income tax expense..............                         4,738                     3,157
                                                                  --------                   -------
  Pro forma net income......................                      $  7,106                   $ 4,735
                                                                  ========                   =======
  Pro forma net income per share............                      $   0.58                   $  0.39
                                                                  ========                   =======
  Shares used in computing pro forma net
     income per share.......................                        12,182                    12,103

                       See notes to financial statements.

                                 MAXIMUS, INC.

                STATEMENTS OF CHANGES IN REDEEMABLE COMMON STOCK
                             AND RETAINED EARNINGS

                             (DOLLARS IN THOUSANDS)

                                                                         REDEEMABLE
                                                                           COMMON       RETAINED
                                                                           STOCK        EARNINGS
Balance at September 30, 1993..........................................   $  6,971      $  2,484
  Purchase of redeemable common stock from employees...................       (293)           --
  Issuance of redeemable common stock to employees.....................        148            --
  Net income...........................................................         --         1,250
  Adjustment to redemption value of redeemable common stock............         63           (63)
  S Corporation distributions..........................................         --          (750)
                                                                           -------       -------
Balance at September 30, 1994..........................................      6,889         2,921
  Purchase of redeemable common stock from employees...................       (548)           --
  Issuance of redeemable common stock to employees.....................        277            --
  Net income...........................................................         --         6,859
  Adjustment to redemption value of redeemable common stock............      3,957        (3,957)
  S Corporation distributions..........................................         --          (117)
                                                                           -------       -------
Balance at September 30, 1995..........................................     10,575         5,706
  Issuance of redeemable common stock to employees.....................        229            --
  Net income...........................................................         --        11,619
  Adjustment to redemption value of redeemable common stock............      5,953        (5,953)
  S Corporation distributions..........................................         --        (2,175)
                                                                           -------       -------
Balance at September 30, 1996..........................................     16,757         9,197
  Purchase of redeemable common stock from employee....................       (501)           --
  Compensation charge for stock options................................        150            --
  Net income (unaudited)...............................................         --         7,742
  Adjustment to redemption value of redeemable common stock............      4,670        (4,670)
  S Corporation distributions..........................................         --          (354)
                                                                           -------       -------
Balance at March 31, 1997 (unaudited)..................................   $ 21,076      $ 11,915
                                                                           =======       =======

                       See notes to financial statements.

                                 MAXIMUS, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                YEARS ENDED SEPTEMBER 30,            MARCH 31,
                                               ---------------------------   -------------------------
                                                1994      1995      1996        1996          1997
                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.................................  $ 1,250   $ 6,859   $11,619     $ 4,716       $ 7,742
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation............................      172       168       307         122           141
     Other...................................       11        --       (22)         --           150
  Changes in assets and liabilities:
     Accounts receivable, net................   (3,162)   (6,646)   (9,411)     (7,666)       (5,286)
     Costs and estimated earnings in excess
       of billings...........................      195     1,587    (2,173)     (1,543)       (2,582)
     Prepaid expenses and other current
       assets................................     (166)      245      (251)       (143)         (265)
     Other assets............................     (189)     (124)     (101)       (158)           59
     Accounts payable........................     (271)    1,680      (157)      2,183           856
     Accrued compensation and benefits.......      109       161     1,119       2,034         1,639
     Billings in excess of costs and
       estimated earnings....................    2,405    (1,154)    2,090       1,538         1,552
     Income taxes payable....................      (23)       41       (22)         58           137
     Deferred income taxes...................      (20)       62       120          --            30
                                               -------   -------   -------     -------       -------
Net cash provided by operating activities....      311     2,879     3,118       1,141         4,173
                                               -------   -------   -------     -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.........     (317)     (180)     (348)       (110)         (133)
  Purchase of short-term investments.........       --        --    (1,000)         --            --
                                               -------   -------   -------     -------       -------
Net cash used in investing activities........     (317)     (180)   (1,348)       (110)         (133)
                                               -------   -------   -------     -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  S Corporation distributions................     (750)     (117)   (2,175)        (58)         (354)
  Redeemable common stock purchased..........      (24)     (548)       --          --            --
  Redeemable common stock issued.............      148       277       229         223            --
  Payment of note for purchase of redeemable
     common stock............................     (135)     (134)       --          --          (126)
                                               -------   -------   -------     -------       -------
Net cash provided by (used in) financing
  activities.................................     (761)     (522)   (1,946)        165          (480)
                                               -------   -------   -------     -------       -------
Net increase (decrease) in cash and cash
  equivalents................................     (767)    2,177      (176)      1,196         3,560
Cash and cash equivalents, beginning of
  year.......................................    1,092       325     2,502       2,502         2,326
                                               -------   -------   -------     -------       -------
Cash and cash equivalents, end of year.......  $   325   $ 2,502   $ 2,326     $ 3,698       $ 5,886
                                               =======   =======   =======     =======       =======

                       See notes to financial statements.

                                 MAXIMUS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1. DESCRIPTION OF BUSINESS

     MAXIMUS, Inc. (the "Company") provides a wide range of program management and consulting services to federal, state and local government health and human services agencies. The Company conducts its operations through two groups. The Government Operations Group administers and manages government health and human services programs, including welfare-to-work and job readiness, child support enforcement, managed care enrollment and disability services. The Consulting Group provides health and human services planning, information technology consulting, strategic program evaluation, program improvement, communications planning and assistance in identifying and collecting previously unclaimed federal welfare revenues.

     The Company operates predominantly in the United States. Revenues from foreign-based projects were less than 10% for the year ended September 30, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a description of the Company's more significant accounting policies.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates used in the earnings recognition process. Actual results could differ from those estimates.

  Revenue Recognition

     The Company generates revenues under various arrangements, generally long-term contracts under which revenues are based on costs incurred plus a negotiated fee, a fixed price or various performance-based criteria. Revenues for cost-plus contracts are recorded as costs are incurred and include a pro rata amount of the negotiated fee. Revenues on long-term fixed price and performance-based contracts are recognized as costs are incurred. The timing of billing to clients varies based on individual contracts and often differs from the period of revenue recognition. These differences are included in costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings.

     Management reviews the financial status of its contracts periodically and adjusts revenues to reflect the current expectations on realization of costs and estimated earnings in excess of billings. Provisions for estimated losses on incomplete contracts are provided in full in the period in which such losses become known. The Company has various fixed price and performance-based contracts that may generate profit in excess of the Company's expectations. The Company recognizes additional revenue and profit in these situations after management concludes that substantially all of the contractual risks have been eliminated, which generally is at task or contract completion.

  Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

                                 MAXIMUS, INC.

  Short-Term Investments

     Short-term investments consist of interest bearing investments with maturities of less than one year but greater than three months when purchased. These investments are readily convertible to cash and are stated at fair value.

  Property and Equipment

     Property and equipment is stated at cost and depreciated using the straight-line method based on estimated useful lives of 32 years for the Company's building and between three and ten years for office furniture and equipment. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

  Income Taxes

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). The cumulative effect of the change in accounting principle was not material and is included in the provision for income taxes for the year ended September 30, 1994. Under SFAS 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

     The Company and its shareholders have elected to be treated as an S corporation under the Internal Revenue Code. Under the provisions of the tax code, the Company's shareholders include their pro rata share of the Company's income in their personal income tax returns. Accordingly, the Company was not subject to federal and most state income taxes during the periods presented. The Company currently anticipates completing an initial public offering of its common stock in 1997 (the "IPO"), which will result in the termination of the Company's S corporation status.

  Fair Value of Financial Instruments

     The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at September 30, 1995 and 1996.

  Interim Financial Information

     The financial statements as of March 31, 1997 and for the six months ended March 31, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring items, necessary to present fairly the periods indicated. Results of operations for the interim period ended March 31, 1997 are not necessarily indicative of the results for the full fiscal year.

  Recently Issued Financial Accounting Standards

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard for its fiscal year ending September 30, 1997. This standard establishes the fair-value-based method (the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted; or
(ii) adopt the FAS 123 Method. The Company anticipates providing the required disclosures in the Notes to Financial Statements.

                                 MAXIMUS, INC.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary pro forma earnings per share for the year ended September 30, 1996 and the six months ended March 31, 1997 of $.02 and $.01 per share, respectively.

3.  PRO FORMA INFORMATION (UNAUDITED)

  Pro Forma Balance Sheet

     The pro forma balance sheet of the Company as of March 31, 1997 reflects the declaration of a dividend payable to the shareholders, a reclassification of redeemable common stock to reflect elimination of the Company's obligation to purchase its common shares from the shareholders, and the net deferred tax liability which would have been recorded by the Company if its S corporation status was terminated at that date.

     The Company will pay a dividend to its shareholders in connection with the IPO. The dividend (estimated at $20,500) will be paid in part from available cash and in part from proceeds of the offering.

     Upon completion of the IPO, the Company's obligation to purchase common shares from its shareholders will terminate. Accordingly, amounts classified as redeemable common stock will be reclassified into shareholders' equity.

     The pro forma net deferred tax liability represents the tax effect of the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities as of March 31, 1997. The actual net deferred tax liability recorded will be adjusted to reflect the effect of the Company's operations for the period through the date immediately preceding the termination of its S corporation status.

     The Company's income currently taxable to its shareholders as an S corporation has been determined under a cash basis of accounting through September 30, 1996. In the year the Company completes the IPO, it will be required to begin reporting its taxable income on an accrual basis. The cumulative deferred tax obligation for the difference between cash and accrual income will be settled over four years. The Company plans to elect the accrual basis of accounting beginning October 1, 1996, and accordingly, one-fourth of the taxable income related to the cash versus accrual accounting difference will be allocated to the Company's shareholders. The significant items comprising the Company's pro forma net deferred tax liability as of March 31, 1997 are as follows:

    PRO FORMA DEFERRED TAX ASSETS-CURRENT:
      Liabilities for costs deductible in future periods........................  $  443
      Billings in excess of costs and estimated earnings........................   2,705
                                                                                  ------
    Total pro forma deferred tax assets.........................................   3,148
    PRO FORMA DEFERRED TAX LIABILITIES-CURRENT:
      Cash versus accrual accounting............................................   2,292
      Costs and estimated earnings in excess of billings........................   2,212
                                                                                  ------
    Total pro forma deferred tax liabilities....................................   4,504
                                                                                  ------
    Pro forma net deferred tax liability-current................................   1,356
    PRO FORMA DEFERRED TAX LIABILITY-NON-CURRENT:
      Cash versus accrual accounting............................................   4,584
                                                                                  ------
    Total pro forma net deferred tax liability..................................  $5,940
                                                                                  ======

                                 MAXIMUS, INC.

     The pro forma retained earnings (deficit) of $5,700 results from the charge to compensation expense related to stock options granted to employees. See further discussion below under "Pro Forma Statements of Income."

  Pro Forma Statements of Income

     Upon the closing of the IPO, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes thereafter. Accordingly, the unaudited pro forma data shown on the statements of income includes an adjustment to reflect income tax expense as if the Company had been a C corporation at an estimated combined effective income tax rate of 40%.

     In the period the IPO is completed the Company will recognize two significant charges against income. As described above, completion of the IPO will result in the termination of the Company's S corporation status, and the Company will recognize the cumulative deferred tax liability at that time by a charge against income. Based on the pro forma deferred tax liability as of March 31, 1997, the one-time income statement charge would be approximately $5,553.

     As discussed in Note 9, in January 1997 the Company issued options to employees to acquire the Company's common stock at a formula price based on book value. Upon completion of the IPO, the Company will recognize a charge against income for the difference between the IPO price and the formula price for all options outstanding. At the IPO price of $16.00 per share, the charge to compensation expense would be approximately $5,700, net of the related income tax benefit, if any.

  Pro Forma Net Income Per Share

     The pro forma net income per share presented in the accompanying statements of income have been computed giving effect to the assumed issuance, as of the beginning of the pro forma periods presented, of the number of shares of Common Stock necessary to: (i) replace equity to be distributed as a result of the S corporation dividend to the extent such amount exceeds earnings since April 1, 1996; and (ii) give effect to options issued in January 1997 to purchase Common Stock of the Company.

4. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Uncompleted contracts consist of the following components:

                                                                    BALANCE SHEET CAPTION
                                                            --------------------------------------
                                                                COSTS AND            BILLINGS IN
                                                                ESTIMATED          EXCESS OF COSTS
                                                               EARNINGS IN          AND ESTIMATED
                                                            EXCESS OF BILLINGS        EARNINGS
    September 30, 1995:
      Costs and estimated earnings........................       $ 29,702              $48,661
      Billings............................................         28,926               51,779
                                                                 --------              -------
                                                                 $    776              $ 3,118
                                                                 ========              =======
    September 30, 1996:
      Costs and estimated earnings........................       $ 89,893              $60,489
      Billings............................................         86,944               65,697
                                                                 --------              -------
                                                                 $  2,949              $ 5,208
                                                                 ========              =======

     Costs and estimated earnings in excess of billings relate primarily to performance-based contracts which provide for billings based on attainment of results specified in the contract and differences between actual and provisional billing rates on cost-based contracts.

                                 MAXIMUS, INC.

5. CREDIT FACILITIES

     The Company has a $10 million revolving line of credit with a bank for borrowings and letters of credit. Borrowings under this line bear interest at LIBOR plus 2% and are secured by the Company's accounts receivable. Borrowings are limited to 90 percent of eligible accounts receivable. At September 30, 1995 and 1996, the Company had letters of credit outstanding amounting to $2,139 and $1,210, respectively. There were no outstanding borrowings under the line of credit facility. The Company is required to meet certain conditions on net worth and to maintain certain financial ratios.

6. LEASES

     The Company leases office space under various operating leases, the majority of which contain clauses permitting cancellation upon certain conditions. Terms of these leases provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense for the years ended September 30, 1994, 1995 and 1996 was $602, $1,150 and $2,282, respectively.

     Minimum future payments under these leases are as follows:

                             YEARS ENDED SEPTEMBER 30,
        1997................................................................  $3,021
        1998................................................................   2,826
        1999................................................................   1,558
        2000................................................................     801
        2001................................................................     565
        Thereafter..........................................................     138
                                                                              ------
                                                                              $8,909
                                                                              ======

7. EMPLOYEE 401(K) PLAN

     The Company has a 401(k) plan for the benefit of all employees who meet certain eligibility requirements. In the year ended September 30, 1996, the Company implemented a program to match employee contributions. The plan also allows management to make discretionary contributions. The Company made no contributions to the plan during the years ended September 30, 1994 and 1995. During the year ended September 30, 1996, the Company contributed $574 to the plan.

8. INCOME TAXES

     The tax provision (benefit) consists of the following state taxes for those states in which the Company, rather than the shareholders, is liable for income taxes:

                                                                    YEARS ENDED SEPTEMBER
                                                                             30,
                                                                    ----------------------
                                                                    1994     1995     1996
    Current tax expense...........................................  $ 15     $ 62     $105
    Deferred tax expense (benefit)................................   (20)      62      120
                                                                    ----     ----     ----
                                                                    $ (5)    $124     $225
                                                                    ====     ====     ====

     No federal income taxes have been recorded due to the Company's S corporation status. Upon the closing of the IPO, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes thereafter. In the period the IPO is completed, the Company will recognize the cumulative deferred tax liability by a charge against income. Based on the pro forma deferred tax liability as of March 31, 1997, the one-time income statement charge would be approximately $5,553. See Note 3. Deferred tax

                                 MAXIMUS, INC.

liabilities resulting from temporary differences at September 30, 1995 and 1996 are primarily related to use of the cash basis of accounting for income taxes reported in certain states and differences related to revenue recognition. Cash paid for income taxes during the years ended September 30, 1994, 1995 and 1996 was $67, $9 and $110, respectively.

9. SHAREHOLDERS' EQUITY

  Redeemable Common Stock

     The Shareholders' Agreement, dated January 1996, obligates the Company to purchase all shares offered for sale by the Company's shareholders at a formula price based on the book value of the Company. In addition, shareholders are obligated to sell and the Company is obligated to purchase at the formula price all of the shares owned by the shareholders upon the shareholder's death, disability or termination of employment. Accordingly, the redemption obligation is reflected as redeemable common stock in the accompanying balance sheets. The Company has insurance polices totaling approximately $18,000 on the lives of its two major shareholders that may be used to fund this obligation.

     During 1994, the Company purchased shares of redeemable common stock at the formula price in exchange for a note payable of $269. The note was paid in full during 1994 and 1995. In January 1997, the Company purchased shares of redeemable common stock at the formula price as of September 30, 1996 in exchange for a note payable of $501, of which $126 was paid through March 31, 1997. In May 1997, the Company made an additional payment of $124 relating to its purchase of these shares for the increase in the formula price through the redemption date.

  Agreement with Major Shareholder

     In May 1995, the Company entered into a Stock Purchase Agreement with one of its shareholders. Under this agreement, the parties agreed that the Company will purchase up to 2,878,040 of its shares owned by the shareholder over a four year period, subject to various conditions including an election by the shareholder after each fiscal year end to demand such sale. Under this agreement, sales will be transacted at the formula price referred to above. This agreement will terminate upon completion of the IPO.

  Employee Stock Purchases and Options

     The Company entered into agreements at various times with certain employees that provided for the employee to purchase common stock of the Company at the formula price. During the years ended September 30, 1994, 1995 and 1996 the Company sold 126,500, 231,000 and 242,275 shares, respectively, under these arrangements.

     In January 1997, the Company issued options to various employees to purchase 403,975 shares of the Company's common stock at the formula price. These options are exercisable at completion of the IPO. The options terminate on June 30, 1997 in the event the IPO has not been completed by that date. If the IPO is completed, the options will have a term of 10 years. These options were granted in exchange for stock purchase rights awarded pursuant to certain pre-existing compensation arrangements with certain of the Company's key employees. The Company recorded compensation cost related to these options in the amount of $150 in the six months ended March 31, 1997. In the period the IPO is completed, the Company will recognize a charge against income for the difference between the IPO price and the formula price for all options outstanding. At the IPO price of $16.00 per share, the charge to compensation expense would be approximately $5,700, net of the related income tax benefit, if any.

  Stock Split

     In December 1995, the Company effected a 10 for 1 stock split. On February 3, 1997, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the number of

                                 MAXIMUS, INC.

authorized shares to 30,000,000, to eliminate the par value of common stock and to effect an 11 for 1 split of the common stock. Amounts for all periods have been adjusted to reflect the effects of these changes.

10. COMMITMENTS AND CONTINGENCIES

  Litigation

     On February 3, 1997, the Company was named as a third party defendant by Network Six, Inc. ("Network Six") in a legal action brought by the State of Hawaii against Network Six. Network Six alleges that the Company is liable to Network Six on various grounds. The Company believes Network Six's claims are without merit and intends to vigorously defend this action. The Company believes this action will not have a material adverse effect on its financial condition or results of operations and has not accrued for any loss related to this claim.

     The Company also is involved in various other legal proceedings in the ordinary course of its business. In the opinion of management, these proceedings involve amounts that would not have a material effect on the financial position or results of operations of the Company if such proceedings were disposed of unfavorably.

  DCAA Audits

     A substantial portion of payments to the Company from U.S. Government agencies is subject to adjustments upon audit by the Defense Contract Audit Agency (DCAA). Audits through 1993 have been completed with no material adjustments. In the opinion of management, the audits of subsequent years are not expected to have a material adverse effect on the Company's financial position or results of operations.

11. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. To date, these financial instruments have been derived from contract revenues earned primarily from federal, state and local agencies located in the United States. At September 30, 1995 and 1996, $8,260 and $14,815, respectively, of the Company's accounts receivable were due from the U.S. Government. Revenues under contracts with various agencies of the United States Government were $7,480, $17,851 and $61,317 for the years ended September 30, 1994, 1995 and 1996, respectively. Of these amounts, $2,943, $14,314 and $56,530 for the years ended September 30, 1994, 1995 and 1996, respectively, were revenues of the government operations segment. As a result of legislation that eliminated certain Social Security Administration program benefits, a contract with the U.S. Government that contributed $56.5 million of contract revenues for the year ended September 30, 1996 was terminated by the United States Government. No revenues are expected to be earned on this contract after March 31, 1997.

                                 MAXIMUS, INC.

12. BUSINESS SEGMENTS

     The following table provides certain financial information for each business segment:

                                                            1994        1995         1996
    Revenues:
      Government Operations..............................  $14,723     $31,265     $ 77,211
      Consulting.........................................   15,137      20,698       25,902
                                                           -------     -------     --------
                                                           $29,860     $51,963     $103,113
                                                           =======     =======     ========
    Income(loss) from operations:
      Government Operations..............................  $(1,878)    $ 1,636     $  4,936
      Consulting.........................................    3,043       5,178        6,644
                                                           -------     -------     --------
                                                           $ 1,165     $ 6,814     $ 11,580
                                                           =======     =======     ========
    Identifiable assets:
      Government Operations..............................  $ 5,642     $ 8,962     $ 19,369
      Consulting.........................................    6,488       8,416        9,910
      Corporate..........................................    3,417       5,292        6,214
                                                           -------     -------     --------
                                                           $15,547     $22,670     $ 35,493
                                                           =======     =======     ========
    Capital expenditures:
      Government Operations..............................  $   203     $     2     $      4
      Consulting.........................................       14          19           73
      Corporate..........................................      100         159          271
                                                           -------     -------     --------
                                                           $   317     $   180     $    348
                                                           =======     =======     ========
    Depreciation and amortization:
      Government Operations..............................  $    15     $     5     $     99
      Consulting.........................................       17          17           27
      Corporate..........................................      140         146          181
                                                           -------     -------     --------
                                                           $   172     $   168     $    307
                                                           =======     =======     ========

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                            ------------------------

            TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   15
S Corporation Dividend................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   26
Management............................   35
Certain Transactions..................   41
Principal and Selling Shareholders....   42
Description of Capital Stock..........   43
Shares Eligible for Future Sale.......   45
Underwriting..........................   47
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Index to Financial Statements.........  F-1

                            ------------------------

     UNTIL JULY 7, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
                                5,250,000 SHARES

                                 [MAXIMUS LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                LEHMAN BROTHERS
                                 JUNE 12, 1997

================================================================================